
06015984

8/14

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco

*CURRENT ADDRESS

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AUG 16 2006
THOMSON FINANCIAL

FILE NO. 82- 03158 FISCAL YEAR 4-30-06

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DATE: 8/14/06

Annual Report 2005/06



DANISCO

First you add knowledge...

Danisco has a broad product portfolio in food ingredients, sugar, technical enzymes and biobased solutions.

Vision

Danisco wants to be the leading supplier of value-adding ingredients to industry globally.

Mission

To accommodate consumer demand for healthy, safe and tasty food and to provide value-adding and sustainable biobased solutions to industry.

Strategy

Danisco's strategy is to create value through:

- organic growth
- developing and capitalising on the technology platform
- acquisitions

Financial targets

Danisco builds on the concept of value-based management through the Group's financial and human resources. Continued focus on research and development and exploiting our technology platform will contribute to higher growth. We aim to continuously increase earnings per share (before special items) and to have a capital structure with net interest-bearing debt equalling equity over time.

The long-term target for Ingredients is to achieve organic growth exceeding market growth by 30-50%. The long-term target for the EBIT margin before special items is at least 15%. In Sugar, the target is to optimise cash flows from the sugar production. For acquisitions, Danisco seeks to ensure that the return on investment exceeds the capital cost (WACC) no later than in the third full financial year after the acquisition.

Please note:
In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Annual Report for 2005/06, the Danish version prevails.

Contents

Letter from the CEO



The financial year 2005/06 has been an eventful year for Danisco with considerable challenges in the form of the takeover of Genencor International Inc., the EU sugar reform and rising energy and raw material prices.

With the acquisitions of Rhodia Food Ingredients and Genencor, Danisco has in just two years built one of the strongest industrial biotech business platforms globally, which operates in the largest growth segments for ingredients such as enzymes and cultures to the food industry and other industries. This was an important strategic goal for Danisco to achieve in 2005/06. The integration of Genencor has been progressing as expected.

The takeover of Genencor has extended the Ingredients business to other industries than foods in that industrial ingredients – including technical enzymes – today represent around one fourth of revenue in Ingredients. Along with the launch of GRINDSTED®SOFT-N-SAFE this mirrors our goal of creating value by capitalising on the technology platform across application areas.

The rising energy and raw material prices have produced a new challenge for Danisco as the market situation makes it hard to fully offset rising costs by price increases. This will put greater demands on Danisco's innovation capabilities and business process efficiencies going forward. Danisco's organisation must therefore be able to effectively adjust to the ever more changeable trading conditions while maintaining a high level of competitive power.

The driving force in a knowledge-based business like Danisco is a strong and competent staff where teamwork, competency development and innovation as well as market knowledge management are critical success factors. These factors will therefore be an important part of Danisco's forward-looking strategic focus.

The EU sugar reform largely turned out as expected although the financial impact in the short term has been bigger than anticipated. Danisco is well into the process of adjusting the production structure and continues its efforts to be among the most efficient sugar producers in Europe once the reform is fully implemented over the next couple of years.

Danisco is well positioned to accommodate customer demands through our broad technology base, an effective global sales and production platform and committed employees. Moving forward, we will focus on exploiting and optimising this foundation to create value for all our stakeholders.

Sincerely

Tom Knutzen
CEO

Key figures and financial ratios

GROUP		2001/02	2002/03	2003/04	2004/05	**2005/06**
Income statement in DKK million						
Revenue		17,666	16,551	16,397	17,835	20,912
EBITDA before special items		3,269	3,271	3,001	3,050	3,289
Operating profit before special items (EBIT)		2,308	2,354	2,108	2,086	2,159
Special items		-	(24)	83	(128)	(768)
Amortisation of goodwil		(399)	(404)	(409)	-	-
Operating profit		1,909	1,926	1,782	1,958	1,391
Financials, net		(449)	(350)	(242)	(264)	(497)
Profit before tax		1,460	1,576	1,540	1,694	894
Profit for the year		935	1,028	1,009	1,251	622
Cash flows in DKK million						
Cash flow from operating activities		2,064	1,987	1,667	1,378	2,646
Cash flow from investing activities		566	(1,457)	51	(6,482)	(1,420)
of which investments in intangible assets, net		(46)	(90)	(106)	(119)	(178)
of which investments in property, plant and equipment, net		(754)	(797)	(670)	(695)	(1,067)
Cash flow from financing activities		(2,952)	(798)	(1,811)	5,090	(1,566)
Total cash flow		(322)	(268)	(93)	(14)	(351)
Balance sheet in DKK million						
Assets		27,771	26,540	25,307	32,802	32,263
Equity attributable to equity holders of the parent		12,554	11,404	11,612	11,953	12,408
Equity		12,850	11,651	11,900	12,286	12,726
Interest-bearing debt, net		9,182	9,439	8,291	13,847	13,224
Invested capital		19,958	19,443	19,405	27,369	26,566
Financial ratios in %						
EBITDA margin		18.5	19.8	18.3	17.1	15.7
EBIT margin		13.1	14.2	12.8	11.7	10.3
Return on invested capital excluding goodwill		16.5	18.1	16.0	14.8	13.3
Return on invested capital including goodwill		10.3	11.1	9.9	8.9	7.3
Return on equity		7.1	8.4	8.5	10.2	4.6
Financial gearing end of period	Factor	0.7	0.8	0.7	1.1	1.0
Share data						
Average number of shares excluding own shares	'000	55,734	52,366	49,907	49,584	48,909
Diluted average number of shares excluding own shares	'000	55,795	52,372	49,930	49,860	49,373
Diluted number of shares at year-end excluding own shares	'000	54,447	51,127	49,785	49,300	49,256
Earnings per share:						
Basic (EPS)	DKK	16.15	19.22	19.52	24.23	11.52
Diluted (DEPS)	DKK	16.13	19.22	19.51	24.09	11.41
Diluted, before amortisation of goodwill	DKK	24.09	27.72	28.41	24.09	11.41
Diluted, before amortisation of goodwill, special items and discontinued operations	DKK	24.09	28.05	27.21	25.97	23.19
Diluted cash flow per share	DKK	36.99	37.94	33.39	27.64	53.59
Diluted book value per share	DKK	231	223	233	242	252
Market price	DKK	283	243	294	374	502
Dividends paid in the financial year	DKK million	339	314	311	323	330
Buyback of own shares	DKK million	603	864	356	300	52
Total payout to shareholders	DKK million	942	1,178	667	623	382
Other data						
Average number of employees		9,105	8,356	8,440	9,235	10,636

Group Financials

INCOME STATEMENT

Danisco recorded revenue of DKK 20,912 million in the financial year, up 17% on the prior year. Ingredients (63% of revenue) contributed growth of DKK 3,414 million broken down on 5% organic growth, 4% currency effect and 26% from acquisitions. Sugar (37% of revenue) recorded a 3% decline in revenue to DKK 7,881 million because of difficult trading conditions ahead of the EU sugar reform.

Gross profit for 2005/06 rose 26% to DKK 7,240 million, corresponding to a gross margin of 34.6% versus 32.2% the year before. The positive trend is mainly attributable to the consolidation of Genencor and growth in Ingredients, whereas the performance in Sugar had a slightly negative impact.

EBITDA before special items and share-based payments was up 10% to DKK 3,502 million in 2005/06 with the EBITDA margin at 16.7% against 17.8% the year before. Including share-based payments EBITDA before special items rose 8% to DKK 3,289 million in 2005/06 with the EBITDA margin at 15.7% against 17.1% the year before. The margin performance was due to the market conditions for Sugar just as Ingredients was impacted by higher R&D spending particularly in enzymes and by rising energy and raw material expenses.

Ordinary depreciation was DKK 1,130 million in 2005/06 against DKK 964 million the prior year. In addition, special items in 2005/06 include writedowns in Sugar of DKK 747 million in connection with the restructuring ahead of the EU sugar reform.

Excluding share-based payments EBIT rose 7% to DKK 2,372 million, equivalent to an EBIT margin of 11.3% against 12.4% the year before. Including share-based payments EBIT before special items rose 3% to DKK 2,159 million in 2005/06 with the EBIT margin at 10.3% against 11.7% the year before.

Expenses for share-based payments were DKK 213 million in 2005/06 against DKK 127 million in 2004/05. The increase may chiefly be ascribed to the rise in Danisco's stock price in the course of the financial year.

Special items came to an expense of DKK 768 million of which DKK 506 million concerned the restructuring in Sugar with the remaining part relating to Ingredients, including the integration of Genencor.

Interest expenses etc. were DKK 497 million in 2005/06 against DKK 309 million the prior year. The increase mainly relates to the acquisition of Genencor.

Taxes in 2005/06 came to DKK 261 million. This includes reversal of deferred tax of DKK 38 million attributable to the reduction in Danish corporation tax. Special items include a tax-exempt income of DKK 60 million.

Discontinued operations, the Health Care activities in Genencor, produced a negative profit after tax of DKK 11 million.

Consolidated profit was down 50% to DKK 622 million, mainly because the previously announced restructuring costs of DKK 506 million in Sugar was expensed in Q4 of 2005/06. Profit before share-based payments and after special items but before adjusting for the announced consequences of the EU sugar reform was DKK 1,214 million against DKK 1,344 million the year before, which is in line with expectations.

CASH FLOW STATEMENT

Free cash flow from operations before working capital rose 19% to DKK 2,163 million. Working capital contributed DKK 483 million compared with a negative effect of DKK 446 million the year before. The favourable development is attributed to lower funds tied in receivables and inventories in Sugar and Ingredients. The group's cash flow from operations totalled DKK 2,646 million, which is an improvement of 92% on the year before.

Investments excluding acquisitions and divestments came to DKK 1,245 million in 2005/06 (DKK 814 million in 2004/05), primarily relating to Ingredients – including Genencor. Acquisition payments came to DKK 76 million, which is chiefly related to the final takeover of Genencor.

BALANCE SHEET

Invested capital was DKK 26.6 billion at the financial year-end, down by 3% or DKK 0.8 billion on the year before. The decline is mainly attributable to the writedown of tangible assets and goodwill in Sugar as well as reduction of working capital.

Equity including minorities grew DKK 440 million to DKK 12,726 million. The increase is comprised of profit for the year of DKK 622 million and value adjustments of DKK 273 million. DKK 403 million was paid in dividends to shareholders and minority owners, and DKK 52 million was spent on buybacks for hedging of options.

Ingredients

THE FINANCIAL YEAR 2005/06

Ingredients including Genencor recorded 35% growth to DKK 13,289 million, driven by 5% organic growth, 4% currency effect and 26% from acquisitions (Genencor and Rhodia Food Ingredients, which was consolidated for only 11 months in 2004/05). Genencor recorded revenue of DKK 2.5 billion and organic growth of 8%. Although growth for Ingredients and Genencor was weaker in Q4 than for the full year both units are as a minimum estimated to have maintained their market shares in the year.

Key figures for Ingredients

DKKm	2005/06	2004/05	Growth (%)
Texturant products	4,830	4,318	12
Speciality products	6,775	4,000	69
Sweeteners	1,666	1,547	8
Group eliminations	18	10	-
Revenue	**13,289**	**9,875**	**35**
EBITDA	**2,355**	**1,886**	**25**
EBITDA margin %	17.7	19.1	-
EBIT	**1,644**	**1,372**	**20**
EBIT margin %	12.4	13.9	-

Texturant products and sweeteners generated the highest organic growth in the year, while the geographic areas Latin America and Asia Pacific showed the highest growth rates. Europe and North America grew 2% and 4%, but at an uneven rate through the year. The strongest application areas were dairy and ice-cream.

EBITDA rose 25% or DKK 469 million to DKK 2,355 million in 2005/06 with the EBITDA margin at 17.7% against 19.1% the year before. Genencor contributed DKK 500 million, corresponding to an EBITDA margin of 19.9%. A significant boost of R&D in enzymes in particular along with the effect of rising energy and raw material prices have driven the margin performance in 2005/06, which means that going forward we will focus on raising sales prices and streamlining business processes in response to the rising energy and raw material prices.

Depreciation in Ingredients was DKK 711 million against DKK 514 million the year before. The increase may be ascribed to the acquisition of Genencor.

EBIT grew 20% to DKK 1,644 million representing an EBIT margin of 12.4% compared with 13.9% in the same period last year. Genencor recorded EBIT of DKK 330 million, equivalent to an EBIT margin of 13.1%. The 1.5 percentage point margin decline in Ingredients can be broken down on the following factors:

- Increased R&D spending in enzymes: 0.9%
- Rising energy and raw material expenses and other matters: 0.4%
- Consolidation of Genencor: 0.2%

The rationalisation programmes for logistics in Europe and Flavours have generally progressed as planned.

PRODUCT AREAS

Texturant products: 7% organic growth

The texturant products area covers three divisions: Emulsifiers, Textural Ingredients and Functional Systems, representing 36% of revenue in Ingredients. The three divisions all generated positive full-year organic growth. The performance has been relatively stable during the year, however with Q4 not as strong as the three other quarters. Organic growth was at 7% of which 5% was volume. The strongest markets were Eastern Europe, North America and Asia Pacific.

Texturant products performed somewhat differently, as the margins recorded in Emulsifiers and Functional System were at level with or higher than the prior year, whereas Textural Ingredients was affected by adverse conditions with regard to markets, prices and currencies.

Constant efforts go into developing the product range in foods and other industrial applications. A major product launch is a new functional system to be used in the production of ice cream with a fat content below 1%. GRINDSTED®SOFT-N-SAFE has had its commercial breakthrough and in early 2006 we announced the investment in new capacity to be able to satisfy demand.

Speciality products: 2% organic growth

Speciality products cover five divisions: Flavours, Specialities (food enzymes, etc.), Cultures, Animal Nutrition (feed enzymes, etc.) and Genencor (technical enzymes), representing 51% of revenue in Ingredients. The area reported organic growth of only 2% in 2005/06.

which is due to the phasing out of some food safety products (part of Rhodia Food Ingredients at the time of the takeover in 2004) and the fact that sales of feed enzymes to the poultry industry were affected by the fear of a bird flu epidemic. Genencor's entire revenue is recognised in acquisitions and is therefore not included in organic growth.

- Genencor has followed the planned integration plans in 2005/06. The main part of the integration package has been initiated, which corresponds to more than 85% of the estimated synergies of DKK 200 million to be realised over a three-year period. Genencor achieved 8% organic growth in the year.

- In 2005/06 it was decided to intensify the R&D effort particularly in enzymes, which has resulted in many attractive product launches in all Danisco's enzyme segments. For example GRINDAMYL™ POWERBake and GRINDAMYL™ MAX-LIFE for the baking industry.

- The Cultures division has maintained its growth momentum since the takeover in 2004, supported by an effective R&D effort in both cultures and probiotic cultures. The positive revenue performance triggered investments in capacity expansion in 2005/06.

- The market continued to be subject to fierce competition. Flavours continued its focus on the announced rationalisation measures in order to reach profitability at level with the targets for Ingredients. Revenue was affected by the large price decreases on vanilla.

Latin America, Asia Pacific and Eastern Europe were the most important geographical growth areas in this segment.

Sweeteners: 6% organic growth

The product range comprises xylitol (natural sweetener), Litesse® (fibres) and a number of specialty sweeteners, representing 13% of revenue in Ingredients.

Organic growth in the year was at 6% of which 4% was volume. This growth rate was achieved against the problems arising from hurricane Katrina in August 2005. Xylitol was the main growth driver, which is the result of marketing efforts over the last couple of years. Eastern Europe, Latin America and Asia Pacific recorded the highest growth rates.

With regard to xylitol Danisco suffered a halt in deliveries from an external raw material supplier, which caused extra expenses. However, it should be pointed out that Danisco's production joint venture for xylitol in China has managed to raise the entire capacity to international production standards, which will gradually remedy the situation. Danisco has decided to invest in new production capacity, with commissioning expected by the end of 2007.

GEOGRAPHIC MARKETS

Europe: 2% organic growth

The region represented 41% of revenue in Ingredients and recorded 2% organic growth in 2005/06. Growth rates were uneven across the quarters, attributable mainly to Western Europe where there are as yet no signs of a more permanent market upturn. Danisco is estimated as a minimum to have maintained the market share. Growth in Eastern Europe was more stable and exceeded 10% for the full year. In particular Russia should be highlighted with an annual growth rate of over 20%.

Texturant products and sweeteners recorded the highest growth rates while the most important customer segments were ice cream and to a lesser degree baking.

North America: 4% organic growth

North America represented 29% of revenue. The region recorded 4% organic growth in the year, with a declining trend towards the end of the year. The strongest growth segments were texturant products, animal nutrition and cultures. Of the customer segments bakery and dairy grew most.

Latin America: 10% organic growth

Latin America represented 8% of revenue and recorded 10% organic growth in 2005/06, however declining in Q4. The progress was broadly based across products but sweeteners and the biotech platform – enzymes and cultures – were the prime drivers. Customers were also broadly based, with particularly strong growth in beverages, dairy and ice cream.

Asia Pacific: 10% organic growth

The region represented 17% of revenue. Organic growth for the year was 10% with stable progress through the year. However, growth was higher in China where Danisco has established an increasingly bigger production and sales platform in the last years. The strongest product areas were texturant products and cultures, while for customers it was ice cream, dairy and beverages.

INNOVATION

Over the past few years, Danisco's innovation efforts have intensified as a result of the expansion in biotechnology – enzymes and cultures. This has resulted in a significantly enhanced and expanded technology platform. Moreover, the acquisition of Genencor has caused a sharp increase in technical ingredients activities, including technical enzymes, which today represent one fourth of Ingredients' revenue.

Besides the direct R&D effort, the increased focus on the biotech platform has also affected the patent part of innovation. This refers to Danisco's own patent protection as well as addressing the patenting by others to protect Danisco's future business opportunities. A natural consequence is that litigation to solve future patent disputes will be an inherent element in this process. The recently closed dispute between Danisco and Novozymes about patent rights for lipase enzymes to the baking industry and the current patent dispute with Novozymes concerning SPEZYME® ETHYL are examples of this.

Sugar

THE FINANCIAL YEAR 2005/06

Sugar recorded revenue of DKK 7,881 million in the financial year, down 3% on the prior year. The slightly lower revenue compared with the announcement in December 2005 may be attributed to the tough trading conditions and price pressure on quota sugar, whereas exports of C-sugar contributed favourably on account of the rising world market sugar price.

Key figures for Sugar

DKKm	2005/06	2004/05	Growth (%)
Revenue	7,881	8,155	(3)
EBITDA	1,319	1,463	(10)
EBITDA margin %	16.7	17.9	-
EBIT	898	1,035	(13)
EBIT margin %	11.4	12.7	-

EBITDA of DKK 1,319 million corresponds to a decline of 10% on the year before and is slightly better than the previously announced expectation. The EBITDA margin fell from 17.9% in 2004/05 to 16.7% in 2005/06, which may be attributed to price movements. Rising energy expenses also played a part, resulting in a downscaling of the full-year outlook after Q1 2005/06.

Depreciation was DKK 421 million against DKK 428 million the year before.

EBIT fell 13% to DKK 898 million, with an EBIT margin of 11.4% against 12.7% the year before. The negative margin performance must be seen in the light of the negative factors driving the EBITDA performance.

Special items

DKK 506 million was expensed in Q4 to cover the earlier announced net cost for the restructuring ahead of the EU sugar reform. The net cost covers writedown of tangible assets of DKK 547 million and goodwill of DKK 200 million as well as expenses of DKK 208 million relating to factory closures while expected income of DKK 449 million from the sale of sugar quotas is recognised. Overall this is in line with the earlier announced cost level.

RESTRUCTURING OF PRODUCTION AND ADMINISTRATION PLATFORMS

As previously announced, Danisco intends to close three factories in connection with the EU sugar reform, one in Denmark and one in Finland in H1 2007 and one in Sweden in H1 2006. In addition to this the administrative functions will be thoroughly rationalised. Altogether these efficiencies will reduce the number of employees by about 350.

The efficiencies will be fully implemented before the end of H1 2007, reducing the cost base by around DKK 300 million. On top of this the restructuring is expected to generate a positive cash flow effect of around DKK 1 billion during 2006/07 and 2007/08 because of a net sale of DKK 0.1 million tonnes of sugar quotas and a fall in working capital due to lower sugar prices and production.

It is estimated that with the rationalisation completed Danisco will maintain its position as one of the most efficient sugar producers in the EU.

STRATEGIC MOVES TO PREPARE FOR THE EU SUGAR REFORM

The distribution of Sugar sales is 80% industrial products and 20% consumer products. Besides the direct rationalisation measures, various strategic moves will contribute to improved competitiveness, albeit of a differing nature in the two segments.

Industrial products

Sugar is an ingredient in industrial food production and other industrial production. Industrial sugar products comprise a host of speciality products, for example liquid sugar. The development of these products will benefit the customers in the form of lower process expenses and investments in production plant. At the same time we continuously work to optimise logistics in order to reduce inventory and transport expenses, including reducing inventories at the customers without compromising the security of supply. Danisco's location close to the customers is a competitive advantage in terms of security of supply. Efforts in these areas will be intensified to prepare for the more dynamic market conditions in future as a result of the sugar reform.

In R&D and application know-how Danisco has a competitive advantage as we offer integrated services in sugar and food ingredients. This is thought to be of increasing importance for part of the customer base.

Another R&D dimension is better utilisation of by-products from the sugar production to manufacture value added products such as betaine or other speciality sweeteners, which will be a focus area in the years ahead.

Consumer products

In the last years we have focused on establishing Dansukker as a brand towards the retail sector in Danisco's markets and developing a wide range of speciality products. These initiatives have been successful and the strategy in this field will be maintained in the years ahead.

DANISCO INVESTIGATES POSSIBILITIES OF PRODUCING BIOETHANOL

In consequence of the considerable price increases of fossil fuels along with policy-makers' and consumers' focus on the environment, the interest in using bioethanol has surged in Europe. Danisco has therefore decided to investigate the possibilities of producing bioethanol – possibly along with other interested parties – notably at the factory in Germany as the framework conditions there seem to be better than in the other countries where Danisco has sugar production. However, the possibilities will be evaluated in all the countries in which Sugar has production.

Other information

ACCOUNTING POLICIES

The annual report has been prepared in accordance with International Financial Reporting Standards and the disclosure requirements for Danish listed companies' annual reports. The accounting policies are unchanged from last year with the exception of the treatment of pension liabilities and CO_2 quotas.

SUSTAINABILITY

The goal is to achieve the broadest possible protection of our own and our customers' products through development and implementation of food safety, site security, quality assurance, business ethics and traceability of raw materials and finished goods. Sustainable development is not something we focus on just to comply with legislation or fulfil customer demands. This is an area we believe in and which is a fully integrated part of our values. We see it as a kind of insurance for Danisco and our customers against potential problems. Our foundation in sustainable development is a continuous and dynamic process to actively support Danisco's production and sales functions. Danisco's approach to sustainability is proactive. Danisco's department for sustainable development supports the divisions in areas such as raw material procurement, production, transport and sales.

CORPORATE GOVERNANCE

Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations. The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. The management of the company builds on the principles of good corporate governance and focuses on long-term value creation and the swift release of relevant information. Danisco generally complies with the Copenhagen Stock Exchange's most recent recommendations for good corporate governance except for the term of office for board members, which is two years for the sake of continuity.

DIVIDEND POLICY

Danisco aims to ensure the necessary equity for the company's operations and development. Surplus capital may be distributed through dividend payments and share buybacks. Dividends are decided at the Annual General Meeting, and Danisco does not pay interim dividend. Share buybacks – except for the hedging of option programmes – depend on the company's expectations for acquisitions and future earnings.

SHARE CAPITAL AND TRADING IN OWN SHARES

The Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a nominal value of DKK 15.735 million. The cancellation was effected on 15 December 2005. Under the 2002/03 warrant programme, two minor share issues were completed on 1 November 2005 and 27 January 2006, resulting in a total share capital increase of 22,643 shares of a nominal value of DKK 0.45 million. The share capital at the financial year-end was DKK 978.5 million, equivalent to 48.9 million shares.

Danisco bought back 103,200 own shares for DKK 52 million in the financial year to hedge the option programmes, which corresponds to a cost of DKK 500 per share. In the period from 1 May to 29 May 2006 an additional 198,000 shares were bought back for DKK 99 million to hedge options, which corresponds to a cost of DKK 499 per share. After 1 May 2006, option holders have exercised options to purchase 10,000 shares of Danisco's holding of own shares at a price of DKK 264. At 19 June 2006, Danisco held 291,200 own shares, corresponding to 0.6% of the share capital. This holding is expected to be sold in connection with exercise of the option programme.

SHARE-BASED PAYMENTS

Through several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage having common goals with the shareholders. In 2002 warrants were issued to more than 6,300 employees not included in the option programmes.

In 2005/06 realised and unrealised expenses totalling DKK 213 million in relation to share-based payments were charged to the income statement. Employees who exercised warrants under the warrant programme received DKK 129 million in the financial year. Outstanding options and warrants at 30 April 2006 totalled 1.4 million shares (1.9 million), or 2.9% of the share capital (3.8%). The options may be exercised by way of cash settlement, and price fluctuations are therefore recognised in the income statement.

For 2006/07, the Board of Directors has decided to grant the Executive Board and senior managers, a total of some 110 persons, 400,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the 10 trading days in the period 15-28 June 2006 (both days included) with a premium of 10% added. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant.

Outlook for 2006/07

Outlook for the financial year 2006/07 is based on the current energy and raw material prices. The expectations are affected by the EU sugar reform, and earnings expectations for Sugar are in line with earlier announcements.

REVENUE

Revenue is expected at around DKK 21.0 billion (DKK 20,912 million) of which

- Ingredients represents around DKK 13.5 billion (DKK 13,289 million)
- Sugar represents around DKK 7.5 billion (DKK 7,881 million)

EBITDA BEFORE SPECIAL ITEMS AND SHARE-BASED PAYMENTS

EBITDA is expected at around DKK 3,250 million (DKK 3,502 million) of which

- Ingredients represents around DKK 2,550 million (DKK 2,355 million)
- Sugar represents around DKK 850 million (DKK 1,319 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07

EBIT BEFORE SPECIAL ITEMS AND SHARE-BASED PAYMENTS

EBIT is expected at around DKK 2,100 million (DKK 2,372 million) of which

- Ingredients represents around DKK 1,800 million (DKK 1,644 million)
- Sugar represents around DKK 450-500 million (DKK 898 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07

SPECIAL ITEMS

Special items are expected to be an expense of around DKK 100-150 million, primarily relating to integration expenses in Genencor and restructuring in Ingredients.

FINANCIALS

Financial expenses are expected to be higher than last year (DKK 497 million) due to higher interest rates.

CONSOLIDATED PROFIT BEFORE SHARE-BASED PAYMENTS AND AFTER SPECIAL ITEMS

Profit for the year is expected at around DKK 1.0 billion (DKK 797 million).

CURRENCY AND INTEREST ASSUMPTIONS

Outlook for 2006/07 is based on a USD exchange rate of DKK 5.84, with the average exchange rate in 2005/06 being DKK 6.16. The interest rate level for floating-rate loans is expected to be in line with the forward interest rates prevailing in June 2006.

USD SENSITIVITY

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 100 million.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Thursday 24 August 2006 at 4.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark.
The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August. The Board of Directors proposes:

- That dividend of DKK 6.75 per share be paid, which is unchanged from 2004/05
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.
- Election of auditor
- Election of members to the Board of Directors

Primary segments	Ingredients					Sugar				
	01/02	02/03	03/04	04/05	**05/06**	01/02	02/03	03/04	04/05	**05/06**
Income statement in DKK million										
Revenue	8,490	8,651	8,653	9,875	13,289	8,345	8,105	7,941	8,155	7,881
Intra-group sales	(8)	(9)	(8)	(9)	(11)	(210)	(196)	(189)	(186)	(247)
External sales	**8,482**	**8,642**	**8,645**	**9,866**	**13,278**	**8,135**	**7,909**	**7,752**	**7,969**	**7,634**
Gross profit	**3,396**	**3,545**	**3,425**	**3,955**	**5,558**	**2,070**	**2,000**	**1,946**	**1,796**	**1,682**
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,763**	**1,837**	**1,668**	**1,886**	**2,355**	**1,601**	**1,583**	**1,543**	**1,463**	**1,319**
Depreciation before special items	(447)	(478)	(433)	(514)	(711)	(425)	(414)	(436)	(428)	(421)
Operating profit before special items (EBIT)	**1,316**	**1,359**	**1,235**	**1,372**	**1,644**	**1,176**	**1,169**	**1,107**	**1,035**	**898**
Special items	-	(24)	-	(193)	(322)	-	-	33	65	(506)
Amortisation of goodwill	(259)	(276)	(281)	-	-	(125)	(128)	(128)	-	-
Operating profit	**1,057**	**1,059**	**954**	**1,179**	**1,322**	**1,051**	**1,041**	**1,012**	**1,100**	**392**
Balance sheet in DKK million										
Segment goodwill	4,672	4,523	4,281	9,336	9,346	1,794	1,667	1,541	1,542	1,343
Segment other non-current assets, net	3,603	3,440	3,422	5,311	5,925	4,482	4,463	4,428	4,264	3,739
Segment working capital	2,636	2,791	2,872	4,016	4,034	2,618	2,547	2,868	2,967	2,272
Invested capital	**10,911**	**10,754**	**10,575**	**18,663**	**19,305**	**8,894**	**8,677**	**8,837**	**8,773**	**7,354**
Cash flow in DKK million										
Investments in property, plant and equipment	417	438	443	560	966	384	374	405	190	128
Investments in acquisitions	573	470	42	5,908	-	-	-	-	-	-
Financial ratios in %										
Gross margin	40.0	41.0	39.6	40.1	41.8	24.8	24.7	24.5	22.0	21.3
EBITDA margin	20.8	21.2	19.3	19.1	17.7	19.2	19.5	19.4	17.9	16.7
EBIT margin	15.5	15.7	14.3	13.9	12.4	14.1	14.4	13.9	12.7	11.4
Return on invested capital excluding goodwill	21	21	19	18	16	17	17	16	15	14
Return on invested capital including goodwill	11	11	10	10	8	12	13	12	11	10

Full segment information is stated in note 2.

Change and growth

Over the past few years, Danisco's innovation efforts have intensified as a result of the expansion within biotechnology – i.e. enzymes and cultures. This has resulted in a significantly strengthened and expanded technology platform. Moreover, the acquisition of Genencor has caused a sharp increase in industrial ingredients activities, including technical enzymes, which today represent one fourth of Ingredients' revenue.

Danisco's research and development activities are concentrated in Global Innovation with 31 innovation centres in 16 countries. Innovation expenses in 2005/06 totalled DKK 943 million or 4.5% of group revenue, an increase of 69% on the year before.

In January 2006, Innovation had 1,036 employees across the Group compared with 740 in May 2002. The staff profile has been strengthened in step with the increase in staff to the effect that 59% of the employees now have a university degree. Nearly 60% of the innovation staff are engaged in R&D versus only 45% in May 2002. The remaining employees work with application development and technical customer support. In applications, Danisco is today among the leading ingredients producers.

Objectives for Innovation

Our activities are driven by an ambition to develop new knowledge, new products and new applications for the benefit of Danisco's customers worldwide. Innovation works with three main areas relating to customers:

- product development
- application development
- optimisation of customers' production processes

Educational profile in Innovation


Laboratory technicians 26%
PhD 16%
Technicians 15%
Master & Bachelor 43%

This illustrates that our activities are not confined to our own products and processes but encompass those of our customers too. Danisco offers a very wide product range within food ingredients and strong application know-how, which makes us a preferred partner in the food industry. Moreover, food producers increasingly outsource part of their product development to companies such as Danisco due to lack of the required technical expertise. This trend has accelerated in the past few years and is expected to continue to do so. This is testified by the fact that some customers enter long-term strategic R&D contracts, making Danisco a key factor for the customer's future development. The level of activity in Innovation went up in 2005.

It is Genencor's objective to identify new application areas for enzymes and improve existing enzyme products. Detergents and bioethanol are examples of major current application areas. Interestingly, the development of both existing and new application areas is often undertaken in close cooperation with customers including public authorities. The reason is that enzymes usually play a key role in the product or the production process and

Employee profile in Innovation


%
100
80
60
40
20
0
1,200
1,000
800
600
400
200
0
May-02
May-03
Nov-03
May-04
Nov-04
Jun-05
Jan-06
R&D
Application & customer service
Total staff (right scale)

therefore technology understanding and application know-how are as important for technical enzymes as for food ingredients.

Activity profile in Innovation


8,000
6,000
4,000
2,000
0
400
300
200
100
0
2001
2002
2003
2004
2005
Technical customer support
Customer training
Ingredient introductions (right scale)

Key product launches in 2005/06

Of the large number of new product launches, five should be highlighted:

- **Stargen™**: A new and highly attractive bioethanol enzyme used in a new cold-process production method which will reduce the production costs of bioethanol and enhance the production volume obtained from a certain quantity of raw material such as corn. This type of enzyme is anticipated to capture a significant share of the bioethanol market going forward.
- **GRINDAMYL™ POWERBake and GRINDAMYL™ MAX-LIFE**: Two new enzymes that improve the baking process and extend shelf life.
- **Commonsense™**: This technology makes it possible to measure and identify taste components in food and beverages when consumed, thereby enabling the development of optimally profiled flavours in new food and drink products.
- **YO-MIX™ Real Quick 800**: This patented series of culture products is characterised by a shorter production period for yoghurt than when using existing standard culture products. Moreover, these cultures contribute to providing yoghurt with a mild taste profile.
- **CREMODAN LF IcePro**: A new revolutionary functional system for the production of ice cream with hardly any fat – less than 1% – without compromising taste or texture. Given the need for low-fat food, this could become a key product.

Patents


8,000
6,000
4,000
2,000
0
2002
2003
2004
2005
Danisco
Genencor

Patents increasingly important

Danisco's patent portfolio has increased in recent years as a result of new technological advances and acquisitions. The biotech product and technology platform has top priority with a view to protecting own interests via patents and their enforcement. This includes protection against other companies' patent applications that could become a threat to Danisco.

Megatrends – what drives the market?

Overall, the market for industrially processed foods is driven by factors such as:

- population growth
- economic growth
- wealth
- urbanisation and industrialisation

These factors apply globally, in developed and less developed countries across all regions, but the absolute consumption level and growth rates of industrially processed foods vary from market to market.

Although the global market is driven by factors such as convenience and low costs, we see growing demand for foods with superior health and nutrition profiles. On a global scale, the escalating obesity problem will put additional focus on low-energy, low-fat foods. Our extensive application knowledge of how to combine healthy ingredients for new foods will undoubtedly open up new attractive growth avenues for Danisco in the decades ahead. In this context it should be pointed out that this type of food requires a greater content of traditional ingredients such as our range of texturant products and flavours. To this comes of course a series of next-generation products, some of which will be enzymes and cultures. Danisco's strong technology and market position in these segments provide a good platform for exploiting the future market opportunities.

The growth potential for Genencor's technical enzymes is driven by two major factors: the development of new application areas and existing applications and the fact that enzymes are becoming increasingly competitive to oil-based alternatives due to the high oil prices. Add to this that enzymes often offer a significantly better environmental profile than chemical-based alternatives.

It is estimated that new breakthroughs with huge potential will be made in the years ahead, albeit in markets of varying size. Enzymes to reduce industrial pollution or to combat prion in connection with BSE (mad cow disease) are examples of enzymes in Genencor's pipeline for new application areas.

Business development

Danisco supports the development of new business areas in order to identify, acquire or license new products and technologies from external sources such as universities, institutions, start-ups and other businesses. We have also launched a number of evaluation projects relating to opportunities in health and nutrition.

Originally, Danisco Venture was established with the purpose of investing in strategic technology. The takeover of Genencor provided an excellent biotechnology platform offering a host of attractive investment opportunities. Consequently, we will no longer seek investments in new venture companies but continue to invest in the existing portfolio companies. About DKK 100 million has been invested in venture activities to date. The three venture companies below continued their positive performance in 2005/06:

- **Direvo Biotech AG** – a German biotechnology company that commands a screening-based optimisation technology that is relevant for new or improved enzymes and proteins. Danisco's and Direvo's partnership to develop a new enzyme is progressing as planned.
- **Linguagen Corp.** – a US-based company that researches into and develops ingredients to reduce bitterness or enhance sweetness in food and medicine.
- **Profos AG** – a German diagnostics company that develops reagents for detection of pathogenic bacteria in, for instance, food. Profos' first product in this category is a reagent for detection of Listeria bacteria.

Knowledge management is of increasing importance to Danisco, which in the wake of the acquisitions of Rhodia Food Ingredients and Genencor has become more knowledge-based and research-based. Globalisation and intensified competition call for ever more efficient and dynamic product development. As a result, Danisco's knowledge has to be even more efficiently structured going forward to reduce the use of resources and ensure that our knowledge base is utilised in the best possible way across the Group. Overall, Danisco focuses on three categories of knowledge:

- knowledge to help reduce costs in the overall supply chain processes
- knowledge used in product, application and process development
- knowledge used in the sales process

We are currently working on establishing a more efficient knowledge management structure across the Group. Danisco's global intranet is the cornerstone in the management and distribution of knowledge in order to make all our knowledge available globally, just as it gives the employees access to a host of support and communication tools. We continuously work to improve the intranet, and acquired companies are integrated as soon as possible into the systems. As always, our employees are at the core as they create the value, which is also emphasised by Danisco's slogan 'First you add knowledge…' and our five values about value creation, innovation, competency building, responsibility and dialogue.

New angles to knowledge

Our increasing exposure in the field of biotechnology has resulted in changes in patent protection. We have to protect our own products as well as anticipate our competitors' patent activity, which could constitute a threat to Danisco. In consequence, we have intensified market and competitor monitoring at group level.

CRM systems

In the past year, we have focused on implementing more effective customer relationship management systems to optimise the sales potential and ensure more efficient resource allocation for the individual customer. This segmentation tool is expected to enhance our sales efforts in the years to come.

Customer IT platforms

For years Danisco has worked with automating the information sharing with customers and other partners in a structured manner. This has resulted in the following three systems:

- **Partnerweb:** This database system provides access to all information within innovation for customers and other external partners. The advantage of Partnerweb is that it offers far more efficient innovation support to our customers in their product development processes. More than 4,000 customers actively use this system today, corresponding to around one third of our customer base. A new version was launched in May 2005.
- **Shopping Centre:** This web module allows customers to place their orders electronically, thereby easing administrative procedures.
- **Supply Management Integration (SMI):** This system allows for integration of customers' and Danisco's IT systems, so that in principle Danisco takes over the customer's order and inventory management in accordance with a general framework agreement. The system is relatively new, but early indications have shown considerable cost savings and reductions in tied-up capital. Danisco is one of the first ingredients producers to offer this web solution.

We expect these web platforms to become even more popular with our customers in the years ahead due to the administrative and cost-related benefits. Danisco is estimated to be among the first ingredients suppliers to introduce these solutions, which we believe is a competitive advantage.

Integrated in management and values

Sustainable development was introduced in 1987 through the UN report 'Our Common Future', which was followed up by several UN world conferences. The global dimension has also been carried on in international and national regulations and agreements. Danisco signed the ICC declaration on sustainable development in 1992 and the UN Global Compact in 2003. The aim of the Global Compact is to get corporations and labour unions to support human rights, working conditions, the environment and anti-corruption.

Sustainable development means more to us than just complying with legislation or fulfil customer demands. This is an area we believe in and which is a fully integrated part of our values. We also see it as a kind of insurance for Danisco and our customers against potential problems. Our foundation in sustainable development is a continuous and dynamic process to actively support Danisco's production and sales functions.

Focus areas

Danisco's approach to sustainability is proactive. Our organisation is always ready to accommodate our customers' and our own requests for healthy and safe products to the global market. Danisco's department for sustainable development supports the divisions in areas such as raw material procurement, production, transport and sales. The goal is to achieve the broadest possible protection of our own and our customers' products through development and implementation of food safety, site security, quality assurance, business ethics and traceability of raw materials and finished goods. The following is an overview of the most important areas of sustainable development:

- **Supplier audit:** In association with the divisions, Sustainable Development participates in audits at our suppliers' to ensure compliance with our obligations under the UN Global Compact and that we can vouch for our products and that the production fulfils our customers' requirements. In Brazil and India we have audited the growing and processing of castor oil. We use castor oil as a raw material in our new plasticiser GRINDSTED®SOFT-N-SAFE, which is an alternative to phthalates as plasticisers in PVC products.

- **Safety, health, environment and quality (SHEQ):** Management systems are an important tool for Danisco and our customers as they help us ensure a higher standard of food safety and quality. Danisco has established a comprehensive control programme, including control with allergens, GMO/non-GMO products, traceability and food safety (HACCP) throughout the supply chain. In addition to local audits we conduct corporate audits at least every three years during which we also review food safety, social issues, environmental ethics and site security. With our focus on continuous improvements, the audit results are used both locally and across the organisation as inspiration for new initiatives.

- **Product approval:** Danisco has set up a corporate function for food legislation, as the area has become ever more complicated in Europe and the USA, where regulations are somewhat different. The rest of the world basically complies with one of these two ways of regulating the markets. In addition, the work with Codex Alimentarius (a FAO/WHO body the purpose of which is to make global standards for food and food production) is growing. The aim is to deliver fast and professional solutions to our customers when they require new product solutions.

  Sustainable Development works closely with the Emulsifier division to get Danisco's new plasticiser GRINDSTED®SOFT-N-SAFE approved for many applications, e.g. food contact materials, medical devices, toys and industrial applications such as vinyl flooring. EU regulators are working to introduce restrictions on the use of a number of phthalates, which could affect the future demand and use of GRINDSTED®SOFT-N-SAFE. The product has been added to the EU list of permitted additives in food contact plastics. Efforts are also being made to get the product approved in Asian countries.

- **Corporate social responsibility (CSR):** Today corporations' social responsibility goes beyond the responsibility for own employees. In that respect Danisco has incorporated ethical and social issues in our dialogue with suppliers and customers. Danisco relies on its social policy and the UN Global Compact and has joined a number of international organisations to discuss and develop these areas. Some of the most important issues are discrimination and illegal child labour. Danisco does not employ children and seeks to eliminate exploitation of children throughout the value chain.

- **Due diligence:** In connection with company transactions Danisco conducts a due diligence investigation of the potential acquisition candidates. It is very important to disclose all matters of importance for these businesses' future earnings and performance.

- **Contingency plans:** Previous contingencies have taught us that a proactive approach is necessary to prevent unforeseen and undesired incidents. Contingencies may occur inside and outside the organisation, e.g. in the supply chain, or in transport or as a result of force majeure. Danisco has prepared a contingency plan for the entire organisation subject to continuous updating. The purpose is to provide fast and efficient action to Danisco's customers to ensure to the greatest extent possible that they are not affected by the contingency in question. An example of Danisco's proactive approach was the launch of contingency plans to ensure staff, sites and supplies to customers in connection with the spreading of the avian flu. This evidences one of the benefits of Danisco's many production sites in several geographic regions.

Environmental investments

Environmental investments in 2005/06 were DKK 61 million against DKK 74 million the year before. Two major investments were made at the Grindsted site in Denmark: DKK 16 million was invested to replace several cooling units by one central unit based on ammonia in order to phase out HCFC gasses. To save energy DKK 6 million was spent on a new turbine and generator for the boilers.

Environmental expenses

Environmental expenses increased by 19% in 2005/06 to DKK 275 million, which is mainly attributable to the acquisition of Genencor where treatment of wastewater and biomass as the most important items contributed to the rise in expenses. Danisco did not pay any environmental fines in 2005. The bar chart below shows the cost allocation between environmental plants (primarily water treatment) and other direct costs (water treatment, waste and environmental taxes). Proactive expenses include management systems, consultancy and reporting.

Global environmental investments


DKKm
40
30
20
10
0
2004
2005
Pollution abatement
Cleaner technology
Energy savings

Environmental expenses


DKKm
120
100
80
60
40
20
0
2004
2005
Environmental protection equipment
Other direct expenses
Proactivities
Service expenses
Taxes
Environmental fines

A knowledge-based company

With the acquisitions of Rhodia Food Ingredients and Genencor International Inc., Danisco has become even more knowledge-based than previously. It is important to keep in mind that it is our knowledgeable employees who enable Danisco to realise our goal of being the leading ingredients supplier to the food industry and other industries. Therefore, we wish to attract, develop and retain skilled and enthusiastic employees so that we always have the best employee profile for all jobs in Danisco's global organisation.

An attractive workplace

We want Danisco to be an attractive workplace employing and retaining the best staff in all the countries in which we operate today and in the future. Danisco has therefore conducted a branding campaign in recent years addressing present as well as potential employees. Our targeted profiling of Danisco has paid off. In 2005/06, various surveys rated Danisco as an attractive workplace in Denmark among students and graduates at technical universities and business schools. In the USA, the large-scale 'Great Place to Work' survey rated Genencor the no. 1 business in the category for medium-sized businesses in the spring of 2005.

Due to globalisation and demography, the fight to attract young talents is intensifying. Our strong position ensures that we do not have any problems recruiting new staff, but we will continue to focus our efforts on maintaining and strengthening Danisco's image as an attractive workplace going forward. More than 20 different nationalities are employed at Danisco's sites in Denmark.

Open dialogue is a cornerstone

At Danisco, open dialogue with internal and external stakeholders throughout the global organisation is a cornerstone in the development of our organisation in the right direction. Our main tools are:

- **Employee appraisal:** Annual interviews with all employees
- **Danisco Spirit:** Annual survey of employee satisfaction throughout the organisation
- **Virtual teams:** Electronic collaboration tools for global teamworking
- **Danisco Intranet Portal:** Platform for communication and knowledge sharing at Danisco

Thanks to our online infrastructure we are now able to combine our expertise within foods, feed and industrial ingredients via employees located in 151 sites in 46 countries in close to every time zone. This infrastructure includes virtual project rooms, online meetings and conference calls, making it possible to communicate and collaborate effectively across our global network of employees and customers.

Danisco Spirit – global employee survey

It is essential for Danisco's management to be updated on the employees' perception of Danisco as a place of work. That is why in 2005/06, we carried out yet another global employee satisfaction survey – Danisco Spirit. The survey included around 10,000 employees and covered questions about Danisco in general, as a place of work, management and daily work. With a response rate of 70%, the survey provided a solid foundation for assessing employee satisfaction. Just as in 2003/04, the survey demonstrated a high level of satisfaction within the company. 83% of the employees have a positive or very positive view of Danisco as a place of work, and 93% would certainly or probably recommend Danisco as a place of work to others. The daily work (questions regarding commitment, influence on own working conditions, required knowledge, collaboration with colleagues etc.) was considered most important by the employees and was also given the best evaluation. This does not come as a surprise to a knowledge-based company like Danisco.

Management has assessed that the results are satisfactory and provide a positive platform for improvements. The results also disclose that our talented and enthusiastic employees are the most important assets in realising Danisco's vision of becoming the leading supplier of value-adding ingredients to the global industry.

Building competencies

One of Danisco's core values is building competencies. We develop new knowledge, skills and views that continuously improve our company. Ongoing training and development are therefore natural elements of the working day for all employees. We build competencies in many different ways. Traditional courses and development programmes – internal as well as external – continue to play a major role, but in recent years our main focus has been to expand e-learning. On our e-learning portal –

Danisco Learn – we now offer around 40 courses to the employees. The courses cover a wide spectrum ranging from a general introduction to Danisco to IT courses and specialised product training courses. We see e-learning as an important tool for building competencies because it allows our employees to acquire new knowledge in an effective and inexpensive way. It is our objective to keep expanding the Danisco Learn portal.

Management development is a main priority

Management development in Danisco is also given high priority since Management sets the framework for the development of the Group's employees. This is particularly important in the light of the ongoing internationalisation of Danisco, which appears from the geographic development in staff composition shown in the graph. Management development covers two main areas – young managers and management in a global business. Close to 300 managers have participated in 'Danisco Young Managers Programme' and 'Danisco International Management Programme' in the last couple of years. The programmes are customised to the target groups, and we use the latest teaching methods and the best lecturers from leading European business schools.

A global workplace



%
50
45
40
35
30
25
20
15
10
5
0
2003/04
2004/05
2005/06
The Nordic countries
Rest of Western Europe
Asia-Pacific
North America
Latin America
Eastern Europe
Rest of world

Danisco's master data

Stock Exchange	Copenhagen Stock Exchange
Share capital	DKK 978,488,900
Denomination	DKK 20
Number of shares	48,924,445
Classes of shares	One
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Reuter code	DCO.CO
Bloomberg code	DCO DC

Through a dedicated information policy Danisco wants to maintain an open dialogue with the shareholders. We therefore encourage all shareholders to register their holdings in the company's Register of Shareholders.

Danisco and the Copenhagen Stock Exchange

Danisco's shares are listed on the Copenhagen Stock Exchange, and the closing price at 30 April 2006 was DKK 502. This equals an increase of 34% in the financial year, compared with an increase in the leading OMXC20 index of 30% in the same period. The market capitalisation of the company's shares was DKK 24.6 billion at 30 April 2006 compared with DKK 18.6 billion at the same time last year. At the financial year-end, Danisco was the 10th largest stock in the OMXC20 index with an index weight of 3.1%.

In the financial year, 59.7 million Danisco shares were traded on the Copenhagen Stock Exchange, an increase of 23% on last year and corresponding to 122% of the share capital at the financial year-end.

The Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a nominal value of DKK 15.35 million. The cancellation was effected on 15 December 2005. Under the 2002/03 warrant programme, two minor share issues were completed on 1 November 2005 and 27 January 2006, resulting in a total share capital increase of 22,643 shares corresponding to a nominal value of DKK 0.45 million. The share capital at the end of the financial year was DKK 978.5 million, equivalent to 48.9 million shares.

Shareholders

At 30 April 2006, Danisco had around 40,000 registered shareholders, which is an increase of around 31% on the year before. Registered shares represent 73% of the share capital, which is unchanged from last year. Around 25% of the shares are estimated to be held outside Denmark and a large part of these are not registered.

Shareholder composition at 30 April 2006

Shareholder	%
Labour Market Supplementary Pension Fund (ATP)	10.3
Investment funds	6.5
Insurance companies	6.2
LD Pensions	5.0
Banks	3.1
Pension funds	1.8
Foundations	1.3
Danisco	0.2
Investors outside Denmark	11.0
Private	16.6
Unregistered	38.0
Total	100.0

Shareholders holding more than 5% of the share capital

ATP, Hillerød	10.3%	At 30 April 2006
LD, Copenhagen	5.0%	At 30 April 2006

Trading in own shares

Danisco bought back 103,200 own shares for DKK 52 million in the financial year to hedge the option programmes, which corresponds to a cost of DKK 500 per share. In the period from 1 May to 29 May 2006 an additional 198,000 shares were bought back for DKK 99 million to hedge options, which corresponds to a cost of DKK 499 per share. At 19 June 2006, Danisco held 291,200 own shares, corresponding to 0.6% of the share capital. This holding is expected to be sold in connection with exercising of the option programme. The shares have been acquired under the existing authorisation granted by the Annual General Meeting on 25 August 2005 to buy back shares of up to 10% of the company's share capital in the period until the next general meeting due on 24 August 2006.

Insider register

Danisco keeps an insider register comprising the Board of Directors, the Executive Board and other managerial staff with access to inside information. The register includes around 200 persons. These persons may trade in Danisco shares only in certain predetermined periods, e.g. after results announcements, unless prohibited by other matters.

Annual General Meeting

The Annual General Meeting will be held on Thursday 24 August 2006 at 4.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark.

Dividend

Danisco aims to ensure the necessary equity for the company's operations and development. Surplus capital may be distributed through dividend payments and share buybacks. Dividends are decided at the Annual General Meeting, and Danisco does not pay interim dividend. Share buybacks – except for the hedging of option programmes – depend on the company's expectations for acquisitions and future earnings.

For the coming Annual General Meeting, the Board of Directors proposes an unchanged dividend of DKK 6.75 per DKK 20 share. The shares will be traded ex dividend on the day after the AGM, which is 25 August 2006.

IR policy

Danisco aims to maintain a high and constant level of information through ongoing active and open dialogue with the capital markets. Danisco's department for Investor Relations, IR, maintains contact with investors and analysts through regular meetings in and outside Denmark. We strive to provide comprehensive information to the stock market about our financial and operational circumstances as well as our targets and strategies. Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's position and expectations.

IR activities

In the financial year 2005/06, we held some 260 investor meetings in 14 countries, which is in line with last year. Danisco hosted a Capital Market Day in March 2006 focusing on our biotechnology platform – chiefly enzymes and cultures. When Investor Relations events take place, we seek to make them as widely available to the public as possible, actively using the Internet in connection with announcements of results and meetings for analysts, investors and the press. Other prioritised activities include Capital Market Days and thematic presentations available on the Internet subsequent to the event. It is also possible to track planned activities and events via the financial calendar at www.danisco.com/investor.

Price performance and trading volume of the Danisco stock 1 May 2005-30 April 2006


Danisco
OMX-index (rebased)
Danisco's daily trading volume (right scale)
Volume (million)
500
400
300
2.0
1.5
1.0
0.5
0.0
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06

IR quiet period

There are certain periods during the financial year when, under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These quiet periods are listed in our financial calendar.

Financial calendar

22 August	2006	Start of IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	Start of IR quiet period
14 December	2006	H1 results (May-October)
16 February	2007	Start of IR quiet period
20 March	2007	9M results (May-January)
18 May	2007	Start of IR quiet period
20 June	2007	Full-year results (May-April)
29 August	2007	Annual General Meeting 2007

Bankers and stockbrokers covering the Danisco stock

ABG Sundal Collier	+45 3318 6100
Alfred Berg ABN AMRO	+44 207 678 8000
Alm. Brand Henton	+45 3547 4848
Carnegie Bank	+45 3288 0200
Credit Suisse	+44 207 888 8888
Dansk Aktie Analyse	+45 3296 0960
Danske Equities	+45 3344 0000
Goldman Sachs International	+44 207 774 1000
Gudme Raaschou Bank	+45 3344 9000
Handelsbanken Capital Markets	+45 3341 8200
Jyske Bank	+45 8922 2324
Merril Lynch	+44 207 996 1000
Proactive Independent Ideas	+44 147 325 2532
SEB Enskilda Equities	+45 3697 7000
Standard & Poors	+46 8 440 5900
Sydbank	+45 3369 7878
UBS	+44 207 568 1000

Key figures and financial ratios

GROUP		2001/02	2002/03	2003/04	2004/05	2005/06
Average number of shares excluding own shares	'000	55,734	52,366	49,907	49,584	48,909
Diluted number of shares at year-end excluding own shares	'000	54,447	51,127	49,785	49,300	49,256
Number of shares at year-end	'000	58,222	53,200	51,069	49,689	48,924
Basic earnings per share (EPS)	DKK	16.15	19.22	19.52	24.23	11.52
Diluted cash flow per share	DKK	36.99	37.94	33.39	27.64	53.59
Diluted book value per share	DKK	231	223	233	242	252
Market price	DKK	283	243	294	374	502
Diluted market price/book value value		1.23	1.09	1.26	1.54	1.99
Diluted market value	DKK million	15,409	12,424	14,637	18,438	24,727
Price/earnings (PE Basic)	DKK	17.52	12.64	15.06	15.44	43.58
Dividend per share	DKK	6.00	6.25	6.50	6.75	6.75
Pay-out ratio	%	34.9	30.9	33.2	27.7	58.4

Stock Exchange Notices 2005/06

2 May	2005	No. 20/2005	Share buyback in Danisco
21 June	2005	No. 21/2005	Announcement of results for 2004/05
22 June	2005	No. 22/2005	EU Commission proposal for sugar reform
8 July	2005	Without no.	Danisco Annual Report 2004/05
1 August	2005	No. 23/2005	Activities in Genencor Health Care scaled back
4 August	2005	Without no.	Notice convening AGM 2005
11 August	2005	No. 24/2005	Tom Knutzen new CEO-to-be at Danisco
11 August	2005	Without no.	Statement of insider trading
18 August	2005	No. 25/2005	Good potential for Danisco's sugar production in 2005
25 August	2005	No. 26/2005	Annual General Meeting – Excerpts from Chairman's report
25 August	2005	No. 27/2005	Annual General Meeting of Danisco A/S held on 25 August 2005
29 August	2005	Without no.	Updated Articles of Association with appendices
19 September	2005	No. 28/2005	Announcement of results for Q1 2005/06
21 September	2005	Without no.	Insiders' trading (2 notices)
1 November	2005	No. 29/2005	Danisco sells part of Genencor's Health Care product portfolio
1 November	2005	No. 30/2005	Warrant programme: Issue of new shares
1 November	2005	Without no.	Updated Articles of Association with appendices
24 November	2005	No. 31/2005	The EU sugar reform
15 December	2005	No. 32/2005	Announcement of results for H1 2005/06
20 December	2005	Without no.	Updated Articles of Association with appendices
27 January	2006	No. 01/2006	Warrant programme: Issue of new shares
30 January	2006	Without no.	Updated Articles of Association with appendices
1 February	2006	No. 02/2006	Tom Knutzen is granted options in Danisco
9 February	2006	No. 03/2006	Danisco safeguards sugar activities for the future
3 March	2006	No. 04/2006	Final adoption of new EU sugar regime and transitional measures
20 March	2006	No. 05/2006	Announcement of results for 9M 2005/06
28 April	2006	No. 06/2006	Leadership change in Danisco as of 1 May 2006

Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations. The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. The management of the company builds on the principles of good corporate governance and focuses on long-term value creation and the swift release of relevant information. Danisco generally complies with the corporate governance recommendations of the Copenhagen Stock Exchange except for the term of office for board members, which is explained at the end of this section on corporate governance.

Composition of the Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco. The Board of Directors appoints and terminates the members of the Executive Board and no member of the Board of Directors – aside from the employee representatives stipulated under Danish law – may be employed by Danisco.

The Board of Directors presently comprises ten members, six elected by the general meeting and four by the employees in Denmark. The six members elected by the general meeting are independent of the company. The Board of Directors continuously considers if the number of board members is suitable in relation to the company's needs.

Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting. Independence of the company is an important criterion for election to the Board of Directors.

Election of employee-elected Board members is a right exercised by the Danish employees under Danish company law. The employee-elected Board members must represent what corresponds to half the number of the members elected by the general meeting. At the time of the most recent employee election the number of members elected by the general meeting implied the election of four employee-elected Board members. Employee-elected Board members are subject to the same terms and conditions as the other Board members but in accordance with company law they are elected for a term of four years.

Board members elected by the general meeting must retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which the member in question turns 70.

Nomination of Board candidates

In connection with nomination of Board candidates, an ad hoc nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the general meeting with a mandate to propose candidates to the full Board of Directors, who will then decide about the nomination of candidates to the general meeting. Danisco emphasises the following criteria in the nomination of Board candidates:

- The candidate supplements the Board's existing competencies
- The candidate has professional competencies that match the company's needs
- The candidate has broad and international business experience
- A balanced age distribution of the Board
- The candidate is independent of the Executive Board and other members of day-to-day management
- There is no conflict of interest between the candidate and Danisco
- The candidate is not employed by or dependent on the company

Profile

The combined profile of the Board of Directors can be characterised as having broad and international business experience and professional competencies within production, sales and marketing both for business-to-business and business-to-consumer and within R&D and biotechnology as well as EU affairs and sugar market conditions, which are considered to match the company's needs. The Board of Directors considers on a current basis the need for changes in the Board's competencies. Board members must actively stay updated on Danisco and the industry in general.

Remuneration policy for the Board of Directors

Board members receive a fixed annual remuneration as approved by the Annual General Meeting, please see note 33 on page 83. Members of the Board of Directors are not included in any share option programmes or bonus schemes. They are allowed to own shares in the company on their own account, in which case they are subject to the rules of insider trading.

Each Board member's specific competencies, other positions of trust and directorships as well as holdings of Danisco shares and movements thereof during the financial year are stated from page 86.

Responsibilities

The Board of Directors is responsible for Danisco's overall management.

Board meetings

The Board of Directors normally holds seven board meetings each year. At these meetings the Board of Directors deals with all matters concerning Danisco's overall development, including:

- Annual review of the company's strategy
- Strategies of the individual business areas
- Overall financial targets and capital structure
- Social, ethical and environmental issues as well as annual evaluation of the company's risk profile
- Proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects
- The Board's annual self-evaluation
- Annual review of the company's corporate governance

In the interim between Board meetings, the Board members are regularly briefed on the Group's affairs. Extraordinary Board meetings are called whenever necessary. The Board of Directors visits the company's enterprises in and outside Denmark at suitable intervals.

Once a year, the Board of Directors reviews the rules of procedure, guidelines, policies and other practices to ensure that they are updated and relevant.

Chairmanship

The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. Like the other Board members elected by the general meeting, the Chairmanship is independent of the company and, consequently, not employed by Danisco. The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors.

Evaluation of the Board's work

The Chairmanship evaluates on an annual basis:

- The work of the Board of Directors
- Performance of the individual Board members
- Cooperation between the Board of Directors and the Executive Board
- Performance and results of the Executive Board
- Economic incentive programmes for the Executive Board

This serves as basis for the Board's discussions, evaluations and any actions required. If a Board member's employment situation changes, the Chairman must be informed of this. Based on a discussion as to whether the Board member in question in such a situation is able to maintain his professional and other competencies, the Board of Directors decides on the Chairman's recommendation if the Board member should be requested to resign his directorship at the next Annual General Meeting.

Committees

The Board of Directors may appoint committees in addition to the ad hoc nomination and remuneration committees but so far this has not been considered expedient for the Board's work taking the size of the Board and Danisco's business into account.

Executive Board

The Executive Board is responsible for carrying out the strategy and overall guidelines approved by the Board of Directors. The Executive Board reports on the company's financial development and position via monthly and quarterly reports to the Board of Directors. The

Board of Directors has laid down detailed procedures for the Executive Board's reporting and communication to ensure that the Board of Directors continuously receives the information about the company's business which the Board of Directors requires.

The Chairman of the Executive Board and the other Executive Board members are responsible for the company's day-to-day management, including Danisco's operational performance, results, asset management, bookkeeping and internal affairs.

Members of the Executive Board may not without prior agreement with the Board of Directors take on other duties or posts. The Board of Directors appreciates that the members of the Executive Board take on duties or posts outside the company where this is possible subject to suitable time consumption and when estimated to provide valuable knowledge and experience to the Executive Board.

The Executive Board and some 100 managerial staff are included in option programmes as described in note 25 on page 73.

Remuneration

The Board of Directors discusses on a current basis the principles of the Executive Board's remuneration to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and the performance of the individual.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors receives information about this. Incentive schemes are submitted for approval to the Board of Directors annually. The Chairmanship discusses and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board. The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

In the light of this, Danisco seeks a balance in which an annual bonus based on predetermined targets may represent up to 50% of the fixed salary. Options are granted on the basis of a value based on the Black-Scholes model. Please see notes 25 and 33 on pages 73 and 83 for further information about remuneration of the Executive Board.

Executive Committee

Danisco's management forum, the Executive Committee, meets on a monthly basis to coordinate and follow up on group performance and results. Please see page 91 for details of the members.

Capital and shares

The Board of Directors considers on an ongoing basis whether the company's capital structure is in the interest of the company and the shareholders. The long-term goal for the capital structure is for equity to be of the same amount as interest-bearing debt.

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 gives one vote. No shareholder or coordinated group of shareholders may exercise voting rights for more than 7.5% of the share capital.

It is the Board of Directors' opinion that in case of a takeover bid for Danisco the voting right restriction ensures the Board of Directors a better negotiation position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared to the alternatives.

Annual General Meeting

Danisco's Annual General Meeting is usually held in August. The Board of Directors appoints a chairman of the meeting to conduct the Annual General Meeting. The agenda for the Annual General Meeting includes the following items:

- The Board of Directors' report on the company for the financial year
- Submission of the audited annual report and resolutions for approval of the annual report and of discharge of the Board of Directors from their obligations
- Resolution on the appropriation of profits or covering of losses in respect of the approved annual report
- Election of members to the Board of Directors
- Election of two independent state-authorised public accountants to serve as auditors
- Resolutions proposed by the Board of Directors or shareholders

Matters transacted at the Annual General Meeting are decided by simple majority. Adoption of special resolutions such as amendment of the company's Articles of Association, the amount of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights present at the Annual General Meeting vote for the resolution in compliance with Danish company law.

Shareholders wishing to exercise their influence should register as a shareholder and request an admission card and ballot paper.

Proxy

Every shareholder is entitled to attend the Annual General Meeting with either a consultant or by proxy. A proxy must present a written, dated authorisation that has been given for a maximum of one year.

Shareholders may also authorise the Board of Directors to vote for all of the Board of Directors' proposals to the Annual General Meeting. The proxy form does not address each single item on the agenda, as it does not allow for what goes on at the general meeting.

Participation in the Annual General Meeting

Every shareholder is entitled to attend the Annual General Meeting upon requesting an admission card no later than two weekdays prior to the date of the meeting. The shareholder must account for his status as shareholder by presenting a less than 30-day old transcript copy from The Danish Securities Centre.

If registered in the company's register of shareholders at the time of the notice convening the Annual General Meeting, shareholders automatically receive the notice convening the general meeting.

Deadline for proposals

Every shareholder is entitled to have specific matters and proposals transacted at Danisco's Annual General Meeting. Shareholder proposals or matters for transaction must be submitted to the Board of Directors no later than 30 days prior to the Annual General Meeting by email to bestyrelsen@danisco.com or by letter to Danisco A/S, addressed to 'The Board of Directors'.

Audit

The Annual General Meeting elects two state-authorised accounting firms to audit the company's financial statements and bookkeeping for one year at a time. The Board of Directors will propose to the coming Annual General Meeting to elect only one state-authorised accounting firm, as this has now become possible under Danish company law. The Board of Directors along with the Executive Board evaluate the auditors' independence and competencies before nomination to the Annual General Meeting.

The auditors report on a current basis to the Board of Directors on the auditing process in the audit book. The auditors participate in Board meetings at least once a year, usually in connection with the annual report, and meet with the Chairmanship at least twice a year.

The Copenhagen Stock Exchange's corporate governance recommendations

In 2005, the Copenhagen Stock Exchange issued revised corporate governance recommendations, which are included in the Rules Governing Securities Listing on the Copenhagen Stock Exchange. Companies must either comply with the recommendations for corporate governance or explain why the recommendations are not fully or partly complied with. According to the comply-or-explain principle, it is a matter for each company to comply with the recommendations or to explain the non-compliance. The recommendations apply to annual reports for financial years beginning on or after 1 January 2006.

As it appears from the above, Danisco's corporate governance generally complies with the Copenhagen Stock Exchange's recommendations with the exception explained below.

Danisco's non-compliance

The recommendation is that Board members should be up for re-election every year at the Annual General Meeting, and that the Board of Directors should seek to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman.

Danisco's Board members elected by the general meeting serve for a term of two years, which means that all Board members are not up for re-election each year in order to ensure the continuity.

For more information about Danisco's corporate governance, please see Danisco's website www.danisco.com.

The Executive Board is responsible for implementing effective risk management systems throughout the Group and for maintaining focus on improving the systems. Danisco conducted a Risk Management Workshop in early 2005 with the purpose of identifying and assessing risk areas. In the Board of Directors' annual follow-up at the beginning of 2006, none of the risk areas identified were subsequently assessed as being critical to Danisco's ability to reach the goals and execute the strategy.

Danisco produces and sells its products in most of the world. To the extent that Danisco is competing with producers in other currency areas, price sensitivity may arise in connection with transactions subject to significant exchange rate fluctuations.

Danisco's strategy includes building good customer relations via extensive service and innovation, thereby to some degree mitigating the exposure to raw material price fluctuations. Danisco's dependence on individual customers in Ingredients is assessed to be relatively limited as the three and ten largest customers in Ingredients represent 11% and 19% of revenue. Overall, Ingredients revenue is distributed on more than 17,000 customers. All Danisco's major business areas are subject to competition from one or more rivals and growing competition on their part may affect Danisco.

It is part of Danisco's risk management to spread supplier relations geographically and contractually cover against risks in the best possible way. Danisco is highly dependent on raw materials produced from plant crops and fluctuating crop yields may therefore affect raw material prices. The competitive situation does not always allow us to raise sales prices accordingly. However, it is unlikely that several such occurrences materialise simultaneously. Some product segments may experience overcapacity from time to time, which will lead to intensified competition and price pressure. Danisco is prepared to counter this pressure by constantly developing the product range and distancing the company from the competition through application know-how.

To avoid technical obsolescence Danisco continuously invests in product development. The broad product range helps minimise the risk when a product is no longer competitive. Risk is associated with this development activity, as new competitor products and technology along with regulatory changes could leave Danisco in a weakened competitive position for a period of time. Danisco's innovation activities and product range are protected through patents where relevant. Existing or new products may potentially infringe others' patents, which could have a negative impact for Danisco with regard to future sales possibilities and damages. Danisco also protects against competitors' infringement of Danisco's patents.

Product safety is prioritised at Danisco to ensure that food ingredients and technical enzymes do not have unhealthy properties. It is part of the political debate on food issues that new legislation and regulation should increasingly aim to safeguard against these matters. Regulatory restrictions may impact the cost level of food ingredients and technical enzymes production. Danisco is prepared for such restrictions, and our business development already takes the health properties of Danisco's products into account. We maintain rigorous quality control procedures as well as extensive traceability and product recall capabilities. In general Danisco may be affected by changed or tightened legislation and tax issues.

Operational issues in Sugar

In the wake of the EU sugar reform, Danisco has announced a comprehensive restructuring plan for the Sugar division. Although Danisco has a great deal of experience with capacity adjustments in this area, there are still major risk factors such as the industry's ability to adjust capacity, the pricing of sugar, inventories etc. while the reform is being implemented.

Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (for example earthquakes), war, terror and other external circumstances and risks. Danisco seeks via its insurance programmes to minimise any financial impact on the Group's results. Danisco's risk management department closely monitors the Group's covered risks and has taken out insurance against natural disasters, product and commercial liability, property and movables as well as consequential loss, industrial and personal injuries and also environmental damage.

When these insurance programmes are renewed, the deductible is higher based on Danisco's claims history and as a matter of common practice. There is no guarantee that all risks are correctly assessed and that there is sufficient insurance coverage for all potential risks that Danisco could be exposed to.

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks. Liquidity and interest rate risks are managed centrally by Corporate Treasury, while decisions on exchange risk hedging are handled by the various business units and divisions in accordance with corporate policies. The business units hedge positions through Corporate Treasury, which is responsible for the external hedging.

The overall framework for managing financial risk is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify risk limits for Corporate Treasury, the types of financial instruments allowed, eligible transaction partners and guidelines for reporting of actual positions compared with the fixed risk limits. Danisco hedges commercial risks only and does not conclude financial transactions for speculative purposes.

Liquidity risk

Danisco's funding is handled by Corporate Treasury on the basis of the business units' investment and operational liquidity requirements. Local conditions may in a few cases mean that subsidiaries' funding is not obtained through Corporate Treasury but directly from one or more of Danisco's principal bankers by agreement with Corporate Treasury.

Danisco's liquidity reserves consist of bank deposits as well as committed and uncommitted credit facilities with major financial institutions, including commercial paper programmes in Denmark, Finland and Sweden. At the end of the financial year, the maturity structure of committed credit facilities was as follows, in DKK million:

Maturity profile

(DKKm)	30 April 2006	30 April 2005
0-1 year	4,227	4,139
1-2 years	4,068	221
2-3 years	70	4,067
3-4 years	390	69
4-5 years	6,366	390
> 5 years	122	6,470
Total	15,244	15,355

At year-end, the Group's interest-bearing debt amounted to DKK 13,224 million against DKK 13,847 million the previous year. The Group's short-term cash flow is primarily managed through cash pools by daily transfer of business units' excess liquidity to Corporate Treasury, and with Corporate Treasury offsetting cash drains in business units with cash requirements. The Group's global payment factory is continuously being extended in step with the implementation of SAP in the Group's business units. With this system the Group's internal and external payments are centralised and automated.

Interest rate risk

The major part of the Group's funding – before interest management – is obtained at variable interest rate. Fixed-rate loans (interest maturity of more than two years) came to just DKK 206 million (DKK 220 million) of mortgage debt and USD 9 million (USD 78 million) of private placement.

Interest rate risk is managed through interest swap agreements on which Danisco pays a fixed rate and receives a variable rate on certain principal amounts.

In the light of the low interest level, a flat yield curve and expectations for the future development of interest rates Danisco chose in the financial year to hedge part of the future interest payments. At financial year-end Danisco had concluded interest swaps with principals of USD 600 million (equivalent of DKK 3,571 million) and DKK 3,500 million. The variable rate received is adjusted on a quarterly basis at current 3-month interest rates, and the fixed rate paid is pegged to the 10-year rate at the time of the conclusion of the interest swaps.

Of the Group's interest-bearing debt at financial year-end, 56% (2%) was based on fixed rates and the Group's average interest duration was 4.4 years (2.5 months). A change in interest rates of 1 percentage point will – seen in isolation – impact the Group's annual interest expense by around DKK 59 million.

Interest profile at 30 April 2006 (quarterly payments)

(%)	Fixed rate	Variable rate
USD	4.47	5.02
DKK	3.92	2.82

Interest payments on interest swaps are recognised in the income statement while changes in the contracts' market value are temporarily recognised in equity according to the IFRS rules about hedge accounting. At 30 April 2006, the market value of the interest swaps concluded was DKK 334 million.

Interest rates on Danisco's floating-rate loans are fixed as money market rates with the addition of a margin reflecting Danisco's credit rating. At the financial year-end, the 3-month money market rates were as follows:

Interest level per currency

(%)	30 April 2006	30 April 2005
DKK	2.96	2.18
USD	5.13	3.21
EUR	2.85	2.13
JPY	0.11	0.05

Exchange risk

Exchange risks occur as a consequence of Danisco's international business operations. Danisco pursues a policy of limiting the impact of exchange rate movements on the Group's results and financial position. The Group limits its foreign exchange exposure by having investments and operating costs in currencies which to some extent are offset by sales, and through active currency management.

The business units monitor their own foreign exchange positions, and hedging is made as forward exchange transactions concluded with Corporate Treasury. As a result of the Group's policy, assets recognised in foreign currencies – with the exception of investments in subsidiaries – are offset by liabilities in the same currency. Future transactions, for instance future sales or purchases, are hedged on the basis of commercial considerations, however for a period not exceeding 12-15 months. Danisco's investments in equity in foreign subsidiaries are hedged only as an exception. Investments in subsidiaries are considered long-term, and it is assumed that hedging will not add value in the long term. Danisco's investments in subsidiaries are shown in note 30 on page 78.

The key currencies, in which Corporate Treasury had concluded forward exchange contracts at 30 April 2006 to hedge the Group's exchange risk, are shown in the table below.

At the financial year-end, the average term to maturity was approximately 2 months (1.5 months), and the maturity structure corresponded to the underlying hedged transactions. The contracts have been recognised in the balance sheet at fair value. At the balance sheet date, forward exchange contracts hedging future transactions showed a DKK 5.1 million gain (DKK 2.4 million loss), which has been temporarily taken to equity until the transactions have been executed.

Credit risk

Primary financial instruments include trade receivables, securities and bank deposits. The Group's trade receivables are distributed in such a manner that the Group's credit risk is not considered exceptional. Cash is deposited with financial institutions with high credit ratings. The amounts of these balance sheet items are identical with the maximum credit risk.

Derivatives, including forward exchange contracts and interest swaps, are only concluded with financial institutions with high debtor ratings.

Contract value of forward exchange transactions (+=purchase/ ( )=sales)

	Foreign currency		Danish kroner (DKK)	
(DKKm)	30 April 2006	30 April 2005	30 April 2006	30 April 2005
EUR	427	824	3,186	6,136
USD	(47)	(402)	(280)	(2,310)
JPY	(8,001)	(6,715)	(417)	(367)
SEK	502	628	403	509
GBP	8	8	86	88

Management's statement

The Board of Directors and the Executive Board today approved the Annual Report of Danisco A/S for 2005/06.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies to be appropriate. Accordingly, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results of operations.

We recommend that the Annual Report be approved by the Annual General Meeting.

Copenhagen, 20 June 2006

Executive Board

Tom Knutzen
Chief Executive Officer

Søren Bjerre-Nielsen

Mogens Granborg

Board of Directors

Anders Knutsen
Chairman

Jørgen Tandrup
Deputy Chairman

Håkan Björklund

Per Gertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Auditors' report

To the shareholders of Danisco A/S

We have audited the Annual Report of Danisco A/S for the financial year 2005/06 prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

The Annual Report is the responsibility of the Company's Executive Board and Board of Directors. Our responsibility is to express an opinion on the Annual Report based on our audit.

BASIS OF OPINION

We conducted our audit in accordance with Danish Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by the Executive Board and the Board of Directors, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

CONCLUSION

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at 30 April 2006 and of the results of their operations and cash flows for the financial year 2005/06 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, 20 June 2006

Deloitte
Statsautoriseret Revisionsaktieselskab

H.P. Møller Christiansen
State Authorised
Public Accountant

Lone Møller Olsen
State Authorised
Public Accountant

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Ole Neerup
State Authorised
Public Accountant

Søren Strøm
State Authorised
Public Accountant

Contents of financial statements

PARENT COMPANY				GROUP	
2004/05	2005/06	Note	DKK million	2005/06	2004/05
6,054	6,803	2	Revenue	20,912	17,835
(4,468)	(5,141)	3	Cost of sales	(13,672)	(12,084)
1,586	1,662		Gross profit	7,240	5,751
(305)	(321)	3	Research and development expenses	(943)	(557)
(569)	(667)	3	Distribution and sales expenses	(2,637)	(2,031)
(400)	(436)	3	Administrative expenses	(1,390)	(1,015)
41	44		Other operating income	157	119
(39)	(3)	3	Other operating expenses	(55)	(54)
(66)	(116)		Share-based payments	(213)	(127)
248	163		Operating profit before special items (EBIT)	2,159	2,086
42	(281)	4	Special items	(768)	(128)
290	(118)		Operating profit	1,391	1,958
584	773	5	Income of investments in subsidiaries	-	-
-	-	11	Income of investments in associates	-	45
553	689	6	Financial income	483	347
(619)	(1,042)	6	Financial expenses	(980)	(656)
808	302		Profit before tax	894	1,694
(27)	152	7	Income tax expense	(261)	(443)
781	454		Profit for the year from continuing operations	633	1,251
-	-	2, 26	Profit for the year from discontinued operations	(11)	-
781	454		Profit for the year	622	1,251
			Distribution of profit for the year		
781	454		Equity holders of the parent	564	1,201
-	-		Minority interests	58	50
781	454			622	1,251
			Earnings per share		
		8	Basic earnings per share (EPS), DKK	11.52	24.23
		8	Diluted earnings per share (DEPS), DKK	11.41	24.09
		8	Basic earnings per share for continuing operations (EPS), DKK	11.75	24.23
		8	Diluted earnings per share for continuing operations (DEPS), DKK	11.64	24.09

The Board of Directors proposes that a dividend for the year of DKK 6.75 per share (2004/05 DKK 6.75 per share) be adopted by the Annual General Meeting.

PARENT COMPANY			ASSETS	GROUP	
30 April 2005	30 April 2006	Note	DKK million	30 April 2006	30 April 2005
			Non-current assets		
		9	Intangible assets		
453	538		Goodwill	10,689	10,878
479	438		Other intangible assets	1,276	692
932	**976**		**Total**	**11,965**	**11,570**
		10	Property, plant and equipment		
988	949		Land and buildings	2,990	3,152
1,556	1,286		Plant and machinery	4,728	5,502
146	142		Fixtures, fittings, tools and equipment	400	390
83	80		Prepayments and assets under construction	565	400
2,773	**2,457**		**Total**	**8,683**	**9,444**
			Investments		
17,495	16,867	11	Investments in subsidiaries	-	-
37	7	11	Investments in associates	12	42
82	72	11	Other investments and securities	162	113
-	-	12	Pension assets	121	71
-	-	13	Deferred tax assets	242	232
4,470	4,223		Receivables from subsidiaries	-	-
1	-	14	Other receivables	554	188
22,085	**21,169**		**Total**	**1,091**	**646**
25,790	**24,602**		**Total non-current assets**	**21,739**	**21,660**
			Current assets		
		15	Inventories		
258	222		Raw materials and consumables	1,147	1,305
101	121		Work in progress	655	553
1,203	1,132		Finished goods and goods for resale	3,712	4,161
-	1		Prepayments for goods	49	62
1,562	**1,476**		**Total**	**5,563**	**6,081**
			Receivables		
681	621		Trade receivables	3,390	3,408
5,388	4,133		Receivables from subsidiaries	-	-
11	-		Receivables from associates	-	11
-	-	20	Tax receivable	149	65
208	542	14	Other receivables	913	735
14	15		Prepayments	97	113
6,302	**5,311**		**Total**	**4,549**	**4,332**
9	8		Cash and cash equivalents	411	729
7,873	**6,795**		**Total current assets**	**10,523**	**11,142**
33,663	**31,397**		**Total assets**	**32,262**	**32,802**

PARENT COMPANY			EQUITY and LIABILITIES	GROUP	
30 April 2005	**30 April 2006**	Note	DKK million	**30 April 2006**	30 April 2005
		19	**Equity**		
994	978		Share capital	978	994
(1)	361		Other reserves	(372)	(750)
9,051	8,302		Retained earnings	11,802	11,709
10,044	**9,641**		**Equity attributable to equity holders of the parent**	**12,408**	**11,953**
-	-		Minority interests	318	333
10,044	**9,641**		**Total equity**	**12,726**	**12,286**
		16	**Liabilities**		
			Non-current liabilities		
205	190		Mortgage debt	190	205
5,853	5,225		Other credit institutions	5,279	5,912
3	3	17	Capitalised lease obligations	41	64
34	38	21	Other debt	134	49
-	-	12	Pension liabilities	448	436
646	565	13	Deferred tax liabilities	1,278	1,328
75	136	18	Other provisions	376	273
6,816	**6,157**		**Total**	**7,746**	**8,267**
			Current liabilities		
15	16		Mortgage debt	16	15
7,917	8,001		Other credit institutions	8,138	8,249
1	1	17	Capitalised lease obligations	4	6
308	287		Trade payables	1,252	1,260
7,645	6,441		Amounts owed to subsidiaries	-	-
10	26	20	Corporation tax	272	378
804	717	21	Other payables	1,897	2,190
24	39		Deferred income	85	43
79	71	18	Other provisions	126	108
16,803	**15,599**		**Total**	**11,790**	**12,249**
23,619	**21,756**		**Total liabilities**	**19,536**	**20,516**
33,663	**31,397**		**Total equity and liabilities**	**32,262**	**32,802**

GROUP

DKK million	Note	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Restated equity at 1 May 2005		994	(1)	(749)	11,709	11,953	333	12,286
Profit for the year		-	-	-	564	564	58	622
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	22	-	-	-	(90)	(90)	-	(90)
Exchange rate adjustment of foreign subsidiaries and associates		-	-	124	-	124	3	127
Currency hedging of net investments in subsidiaries		-	-	(99)	-	(99)	-	(99)
Tax on currency hedging of net investments in subsidiaries	20	-	-	-	28	28	-	28
Hedging of future transactions for the year		-	352	-	-	352	-	352
Fair value of cash flow hedges transferred to revenue		-	1	-	-	1	-	1
Actuarial gains and losses	12	-	-	-	42	42	-	42
Tax on items taken directly to or transferred from equity	13, 20	-	-	-	(111)	(111)	-	(111)
Other movements in equity		-	-	-	26	26	(3)	23
Total recognised income and expenses for the year		-	353	25	459	837	58	895
Reduction of share capital through cancellation of own shares	18	(16)	-	-	16	-	-	-
Capital increase (warrants)	18	-	-	-	-	-	-	-
Dividends paid		-	-	-	(330)	(330)	(73)	(403)
Buyback of own shares	18	-	-	-	(52)	(52)	-	(52)
Equity at 30 April 2006		978	352	(724)	11,802	12,408	318	12,726

GROUP

DKK million	Note	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2004		1,021	13	(557)	11,135	**11,612**	288	**11,900**
Changed accounting policy for pension liabilities		-	-	-	(101)	(101)	-	(101)
Restated balance at 1 May 2004		1,021	13	(557)	11,034	11,511	288	11,799
Profit for the year		-	-	-	1,201	1,201	50	1,251
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	22	-	-	-	58	58	-	58
Exchange rate adjustment of foreign subsidiaries and associates		-	-	(338)	-	(338)	(3)	(341)
Currency hedging of net investments in associates		-	-	146	-	146	-	146
Tax on currency hedging of net investments in associates	20	-	-	-	(44)	(44)	-	(44)
Hedging of future transactions for the year		-	(1)	-	-	(1)	-	(1)
Fair value of cash flow hedges transferred to revenue		-	(13)	-	-	(13)	-	(13)
Actuarial gains and losses	12	-	-	-	(2)	(2)	-	(2)
Other movements in equity		-	-	-	57	57	(4)	53
Total recognised income and expenses for the year		-	(14)	(192)	1,270	1,064	43	1,107
Reduction of share capital through cancellation of own shares	18	(27)	-	-	27	-	-	-
Dividends paid		-	-	-	(323)	(323)	(32)	(355)
Buyback of own shares	18	-	-	-	(300)	(300)	-	(300)
Sale of own shares	18	-	-	-	1	1	-	1
Additions due to new activities		-	-	-	-	-	34	34
Restated equity at 30 April 2005		994	(1)	(749)	11,709	11,953	333	12,286

PARENT COMPANY

DKK million	Note	Share capital	Hedging reserve	Retained earnings	Total equity
Restated equity at 1 May 2005		994	(1)	9,051	10,044
Merger with A/S PSE 38 no. 2024*				(748)	(748)
		994	(1)	8,303	9,296
Profit for the year		-	-	454	454
Hedging of future transactions for the year		-	361	-	361
Fair value of cash flow hedges transferred to revenue		-	1	-	1
Tax on items taken directly to or transferred from equity	20	-	-	(95)	(95)
Other movements in equity		-	-	6	6
Total recognised income and expenses for the year		-	362	365	727
Reduction of share capital through cancellation of own shares	18	(16)		16	-
Capital increase (warrants)	18	-		-	-
Dividends paid		-		(330)	(330)
Buyback of own shares	18	-		(52)	(52)
Equity at 30 April 2006		978	361	8,302	9,641

DKK million	Note	Share capital	Hedging reserve	Retained earnings	Total equity
Equity at 1 May 2004		1,021	14	8,856	9,891
Profit for the year		-	-	781	781
Hedging of future transactions for the year		-	(1)	-	(1)
Fair value of cash flow hedges transferred to revenue		-	(14)	-	(14)
Other movements in equity		-	-	9	9
Total recognised income and expenses for the year		-	(15)	790	775
Reduction of share capital through cancellation of own shares	18	(27)	-	27	-
Dividends paid		-	-	(323)	(323)
Buyback of own shares	18	-	-	(300)	(300)
Sale of own shares	18	-	-	1	1
Restated equity at 30 April 2005		994	(1)	9,051	10,044

*) At 1 May 2005, Danisco A/S merged with the subsidiary A/S PSE 38 no. 2024. The merger was a step in the group structure adjustment in connection with the acquisition of Genencor International Inc.

The Board of Directors proposes that a dividend for the year of DKK 6.75 per share (2004/05 DKK 6.75 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

PARENT COMPANY				GROUP	
2004/05	2005/06	Note	DKK million	2005/06	2004/05
			Cash flow from operating activities		
781	454		Profit for the year from continuing operations	633	1,251
(314)	(10)	23	Adjustments	2,664	1,448
(48)	86		Change in inventories	471	(217)
(260)	23		Change in receivables	282	(638)
314	135		Change in trade payables	(270)	409
6	244		Change in working capital	483	(446)
4	10		Results from other investments and securities	10	4
565	684		Interest received	477	167
(631)	(1,039)		Interest paid	(978)	(483)
(112)	(3)	20	Corporation tax paid	(643)	(563)
299	**340**		**Cash flow from operating activities**	**2,646**	**1,378**
			Cash flow from investing activities		
(548)	-	22	Purchase of undertakings and activities	-	(5,908)
-	-		Amount payable concerning purchase of activity	(159)	178
65	-		Sale of enterprises and activities	-	65
(1,924)	(1,183)		Capital contributions and acquisition of subsidiaries	-	-
67	90		Capital decrease and disposal of subsidiaries	-	-
1,679	3,580		Dividends from subsidiaries	-	-
(3,673)	(1,571)		Change in receivables from and payables to subsidiaries	-	-
(254)	(229)		Purchase of property, plant and equipment	(1,110)	(757)
7	20		Sale of property, plant and equipment	43	62
(638)	(100)		Purchase of intangible assets	(239)	(119)
-	21		Sale of intangible assets	61	-
19	(1)		Sale of financial assets	(16)	(3)
(5,200)	**627**		**Cash flow from investing activities**	**(1,420)**	**(6,482)**
			Cash flow from financing activities		
5,529	(586)	24	Change in financial liabilities	(1,105)	5,751
(300)	(52)		Buyback of own shares	(52)	(300)
1	-		Sale of own shares	-	1
(323)	(330)		Dividends paid	(330)	(323)
-	-		Change in minority interests	(79)	(39)
4,907	**(968)**		**Cash flow from financing activities**	**(1,566)**	**5,090**
-	**-**	26	**Cash flow from discontinued operations**	**(11)**	**-**
6	**(1)**		**Decrease/increase in cash and cash equivalents**	**(351)**	**(14)**
3	9		Cash and cash equivalents at 1 May	729	304
-	-		Exchange adjustment of cash and cash equivalents	33	(8)
-	-		Transferred from associates	-	447
9	**8**		**Cash and cash equivalents at 30 April**	**411**	**729**

Basis of preparation

The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

CHANGES IN ACCOUNTING POLICIES

In 2005 the IASB adopted a number of new accounting standards (IFRS) and interpretations (IFRIC) and changed some of the existing International Accounting Standards (IAS). Danisco has implemented these standards and interpretations in the Annual Report for 2005/06, although the standards and interpretations are not effective until Danisco's Annual Report for 2006/07.

After amendment of IAS 19, Employee Benefits, actuarial gains and losses on defined benefit plans are fully recognised in the balance sheet and equity. Previously actuarial gains and losses that exceeded certain limits were recognised in the balance sheet and the income statement over the remaining term of the plans. Pension liabilities at 1 May 2004 have been increased accordingly by DKK 141 million and equity reduced by DKK 101 million after tax. Comparative figures for the 2004/05 income statement have been restated to an increase in profit of DKK 9 million. If the amendment to IAS 19 had not been implemented, profit for 2005/06 would have been reduced by DKK 6 million. The changes have not affected the Parent Company.

IFRS 7, Financial instruments, has also been implemented: Disclosures which compared to the existing standards contain changes and additions to disclosure requirements for financial instruments. Implementation of the standard has only meant changes in the note about financial instruments.

Other adopted standards and interpretations that are not yet effective have no material impact on the Annual Report.

During the financial year, the European Commission rejected and IASB/IFRIC withdrew their interpretation of principles of recognition and measurement of the financial impact of CO2 emissions (IFRIC 3). CO2 quotas and obligations to deliver quotas are now measured at cost (equivalent to fair value at the time of the grant or purchase price) and accumulated obligations to deliver CO2 quotas are measured at the same value as the assets. Previously quota assets and liabilities were adjusted to fair value on a current basis and value adjustment of quota assets in excess of the expensed liabilities were temporarily recognised in equity. As a result of this change, quota assets at 1 May 2005 were reduced by DKK 41 million, quota liabilities by DKK 4 million and equity by DKK 37 million. The corresponding changes for the Parent Company are DKK 21 million, DKK 2 million and DKK 19 million. The changes have not affected the income statement.

SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND UNCERTAINTIES

To determine the carrying amount of assets and liabilities, estimates are required of how future events will affect the amount on the balance sheet date. Estimates that are significant for the reporting are mainly made in the determination of depreciation, amortisation and writedowns, pension and similar liabilities, share-based payments, provisions, contingent assets and contingent liabilities. The estimates are based on assumptions that are deemed to be reliable but which as a matter of course are uncertain. The assumptions may be incomplete or inaccurate and unexpected events or circumstances may arise. Furthermore, the Group is subject to risks and uncertainties which may imply that the results recorded may differ from these estimates. Specific risks are described in Management's review.

The notes contain information on assumptions about the future and other estimated uncertainties at the balance sheet date which imply a significant risk of changes, which may lead to a considerable adjustment of the carrying amount of assets or liabilities.

Applied accounting policies

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements comprise of Danisco A/S (Parent Company) and the subsidiaries in which the Parent Company, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Enterprises of which the Group holds between 20% and 50% of the voting rights and exercises significant but not controlling influence are regarded as associates. The group financial statements comprise of the consolidated, audited financial statements of the Parent Company and the individual subsidiaries, which have been prepared in accordance with the Group's accounting policies. Intra-group income, expenses, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated enterprises have been eliminated. The subsidiaries' accounting items are recognised 100% in the consolidated financial statements. Minority interests' proportionate share of profits is recognised in consolidated profit for the year and as a specific line under equity.

BUSINESS COMBINATIONS

Newly acquired or founded enterprises are recognised in the consolidated financial statements as of the date of acquisition or foundation. Disposals or wound up enterprises are recognised in the consolidated income statement up to the date of disposal or winding up. Profits or losses are recognised in the income statement at the date of disposal or winding up. Expected expenses on disposal are included in the measurement of profits or losses.

On the acquisition of new enterprises in which the Parent Company obtains control of the acquired enterprise, the purchase method is applied according to which assets, liabilities and contingent liabilities of the newly acquired enterprises are measured at their fair value at the date of acquisition. Positive balances between cost of the acquired investment and the fair value of the acquired assets, liabilities and contingent liabilities are recognised as goodwill. Negative balances between cost of the acquired investment and the fair value of the acquired assets, liabilities and contingent liabilities are recognised in the income statement at the date of the acquisition. Minority interests are reported as the proportionate share of the fair value of the recognised assets, liabilities and contingent liabilities.

Where at first-time recognition a business combination can only be accounted for on a temporary basis, adjustments of the amount of goodwill and the fair value of assets, liabilities and contingent liabilities are recognised within 12 months of the date of acquisition. Subsequently goodwill is only adjusted as a result of changes in estimates of conditional purchase consideration.

Where it is ascertained 12 months or more after the takeover that the fair values of assets or liabilities at the date of acquisition differ from the initially recognised values, the adjustments are recognised in the income statement.

CURRENCY TRANSLATION

Transactions in foreign currencies are translated at first-time recognition at the exchange rates ruling at the date of transaction. The monthly average exchange rate can be used for practical reasons as an expression of the exchange rate ruling at the date of transaction.

Non-monetary assets acquired in foreign currencies are not subsequently currency adjusted. Receivables, debts and other monetary items in foreign currencies are translated at the exchange rate ruling at the balance sheet date.

Currency adjustments arising from the difference between the exchange rate of the transaction date and the balance sheet date are recognised in the income statement under financials.

On recognition of subsidiaries and associates outside Denmark that do not use the reporting currency applied by Danisco A/S, the income statement is translated at monthly average exchange rates and the balance sheet items at the exchange rate ruling at the balance sheet date. Exchange rate differences arising from translation of foreign subsidiaries' and associates' equity at the year-beginning at the exchange rate prevailing at the balance sheet date and from translation of income statements from average exchange rates to the exchange rates prevailing at the balance sheet date are recognised directly in equity. Goodwill arising from subsidiaries and associates outside Denmark that do not use the reporting currency as applied by Danisco A/S is treated as assets or liabilities of these enterprises and translated at the exchange rate ruling at the balance sheet date.

Currency adjustments of debts in foreign currencies and derivative financial instruments for the hedging of net investments in subsidiaries and associates outside Denmark are recognised in the consolidated financial statements under equity.

Currency gains and losses on derivative financial instruments for the hedging of future transactions – primarily sale and purchase of goods – are recognised under equity until the hedged items are recognised. When the hedged transactions are recognised in profit for the year, gains and losses are recognised under the same item as the hedged transactions, and postings to equity are reversed. Currency adjustments of balances between subsidiaries and Danisco A/S, which are in reality additions to or deductions from the subsidiary's equity, are recognised under group equity. Corresponding currency adjustments are recognised in Danisco A/S' income statement.

DERIVATIVES

The Group is mainly exposed to financial risks in the form of exchange rate risk and interest rate risk. Danisco uses forward currency contracts and interest swaps to limit such risks. The Group does not use derivatives for speculative purposes.

On first-time recognition, derivative financial instruments are recognised in the balance sheet at cost (zero) and subsequently measured at fair value. Realised as well as unrealised gains and losses on contracts are recognised in the income statement unless the derivative financial instruments have been concluded to hedge future transactions.

Value adjustments of derivatives concluded to hedge future transactions are recognised directly in equity. Value adjustments of any non-effective part of the derivatives are recognised in the income statement. As the hedged transactions are realised, gains or losses arising from the hedging instrument are recognised under the same item as the hedged item, and postings to equity are reversed. Where the hedged future transaction implies recognition of an asset or liability, gains and losses related to the derivative financial instrument are included in the measurement of the asset or liability at first-time recognition.

Changes in the fair value of assets and liabilities that have been effectively hedged are recognised in the income statement in the same item as the value adjustment of the hedging instrument.

Currency hedging ceases when the hedging instrument expires, is sold, exercised or no longer meets the requirements for hedge accounting. Accumulated gains and losses arising from the hedging instrument in question will continue to be recognised in equity until the expected transaction occurs. Where a hedged transaction is no longer expected to occur, the accumulated net gains or losses are transferred to profit for the year.

Income statement

REVENUE

Revenue comprises of invoiced sales less returned goods, bonuses and discounts granted in connection with sales. Restitution funds received from the EU are included in revenue. Sale of goods is recognised when the goods have been delivered and ownership has passed to the buyer.

COST OF SALES

Cost of sales includes cost of goods sold. Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include costs, salaries and depreciation directly or indirectly attributable to the Group's research and development activities. Research expenses are recognised in the income statement in the year in which they are incurred. Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the enterprise are recognisable, and where it is the intention to produce, market or use the project, are recognised in intangibles where a correlation exists between the costs incurred and future earnings. Lack of regulatory approval, customer approvals and other uncertainties often imply that the requirements for recognition in the balance sheet have not been met and that development expenses are consequently expensed when incurred.

DISTRIBUTION AND SALES EXPENSES

Distribution and sales expenses comprise expenses incurred on the distribution and sale of the products of the Group, salaries for sales personnel, advertising and exhibition expenses, depreciation, etc.

ADMINISTRATIVE EXPENSES

Administrative expenses comprise the expenses of the administrative staff and the management, including offices, salaries, depreciation, etc.

OTHER OPERATING INCOME

Other operating income comprises income of a secondary nature in relation to the activities of the Group, including gains on the sale of intangible assets, property, plant and equipment and rental income.

OTHER OPERATING EXPENSES

Other operating expenses comprise expenses of a secondary nature in relation to the activities of the Group, including losses on the sale of intangible assets and property, plant and equipment.

SHARE-BASED PAYMENTS

Share-based incentive programmes in which the employees can choose between buying Danisco A/S shares at a fixed price or receive the cash difference between the fixed price and the market price are measured at fair value at the time of granting and recognised in the income statement during the time period in which the right to buy shares or receive cash settlement is obtained.

Share-based incentive programmes in which the employees can only choose to buy shares (equity schemes) are measured at fair value at the time of granting and recognised in the income statement during the time period in which the employees earn the right to buy the shares. The matching item is recognised directly in equity.

GOVERNMENT GRANTS

Government grants, which are disclosed in a note, include EU compensation for renouncing of sugar quotas as well as grants for research, development, CO2 allowances and investments. EU compensation for renouncing of sugar quotas and grants for research, development and CO2 allowances are recognised as income in the income statement on a systematic basis to match the related cost. Investment grants are set off against the cost of the subsidised assets.

SPECIAL ITEMS

Special items include major income and expenditure of a non-recurring nature, including restructuring costs and EU compensation for renouncing of sugar quotas, when the renouncement has been decided and announced. The items are shown separately to facilitate the comparability of the income statement and to provide a better picture of the operational results.

INCOME OF INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

In the consolidated financial statements the item comprises the proportionate share of associates' profit or loss after tax.

In the parent financial statements the item comprises writedowns and dividends for the year received from subsidiaries and associates. Dividends are recognised when the shareholders' right to receive dividends has been approved by the relevant company bodies. To the extent that distributed dividends exceed the accumulated earnings after the takeover date, dividends are recognised as writedown of the cost of the investment.

FINANCIAL INCOME AND EXPENDITURE

Financial income and expenditure include interest income, interest expenditure, commission for committed facilities, borrowing expenses, amortisation of financial assets and liabilities, expenses incurred on finance leases and value adjustments, including fair value adjustments of derivative financial instruments not concluded for hedging of future transactions.

TAX

Tax for the year is recognised in the income statement with the share attributable to profit for the year and in equity with the share attributable to postings directly to equity. Tax consists of current tax and changes to deferred tax.

Deferred tax is measured according to the balance sheet liability method in respect of all temporary differences between the tax base and the carrying amount of an asset or liability. Deferred tax on goodwill is not recognised unless the goodwill is tax-deductible.

Taxation arising on the sale of investments in subsidiaries is not recognised in the balance sheet unless the investments are expected to be sold within a short period.

The tax base of tax losses carried forward and negative deferred tax are recognised as assets when it is likely that they will reduce future tax payments within a reasonable period of time.

Deferred tax is also recognised for reversal of tax benefits arising from losses in formerly jointly taxed subsidiaries outside Denmark that is deemed to represent a tax liability. Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax.

Changes in deferred tax due to changes in tax rates are recognised in the income statement.

Danisco A/S is jointly taxed with all Danish subsidiaries. Current Danish corporation tax is divided between the jointly taxed enterprises relative to their taxable income.

Withholding taxes relating to dividends from subsidiaries outside Denmark are recognised in the year in which the dividend is declared.

DISCONTINUED ACTIVITIES

Discontinued activities are business areas that have been sold or are available for sale. Profit after tax of discontinued activities and value adjustments after tax of related assets and liabilities are shown in a separate line in the income statement. Revenue, expenses, value adjustments and tax for the discontinued activities and cash flows from operating, investing and financing activities are disclosed in the notes.

Balance sheet

GOODWILL

The amount by which cost of the Group's share of an acquired enterprise exceeds the acquiring enterprise's share of the fair value of the acquired assets and liabilities at the date of the transaction is recognised as goodwill. Goodwill is recognised as an asset and tested for impairment not less than once a year. Writedowns are recognised directly in profit for the year and are not subsequently reversed.

On the disposal of investments in subsidiaries, associates or jointly controlled enterprises, the goodwill amount is included in the statement of gains or losses in connection with the disposal.

Goodwill arising from acquisitions before 31 March 2004 is recognised at the carrying amount at 1 May 2004.

OTHER INTANGIBLE ASSETS

Intangible assets with definite useful lives are measured at cost less accumulated amortisation and writedowns. Amortisation is made on a straight-line basis over the estimated useful lives of the assets.

Amortisation profile of other intangible assets

Assets	Amortisation period
Patents, licences, trademarks and other intellectual property rights	up to 20 years
Software	up to 5 years

The amortisation periods are determined on the basis of the management's experience in the Group's business areas and reflect in the opinion of Group management the best estimate of the economic useful lives of the assets.

Granted and purchased CO2 quotas are recognised at cost equivalent to fair value at the time of grant or purchase price at the time of acquisition.

Intangible assets with indefinite useful lives are measured at cost less accumulated writedowns. These assets are tested annually for impairment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at cost less accumulated depreciation and writedowns. Cost of property, plant and equipment includes costs of materials, components, sub-supplier services, reconstruction or storage expenses, direct labour and indirect production costs, but not interest charges and other borrowing expenses.

Property, plant and equipment are depreciated according to the straight-line method over the expected useful lives of the assets. Depreciation is initiated when the assets are deemed to be ready for use. Land is not depreciated.

Depreciation profile of property, plant and equipment

Assets	Depreciation period
Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

The basis of depreciation is determined subject to the residual value of the asset. The residual value is determined at the date of acquisition and reviewed annually along with the useful life. If the residual value exceeds the carrying amount of the asset, depreciation ceases.

Expenditure relating to repairs or maintenance of property, plant and equipment is recognised either as indirect production costs in the cost of inventories or directly in the income statement.

Finance leases are measured in the balance sheet at the lower of the fair value of the leases and the present value of the future minimum lease payments at the time of leasing. Subsequently finance leases are depreciated like the Group's other property, plant and equipment. Residual lease obligations are recognised in the balance sheet under liabilities, and interest charges on the lease are recognised as financial expenditure in the income statement. Lease payments under operating leases are accrued and recognised in the income statement as operating expenditure over the lease term.

FINANCIAL ASSETS

Investments in subsidiaries and associates

Investments in associates are measured in the consolidated financial statements according to the equity method. The proportionate share of the enterprises' equity value determined in accordance with the Group's accounting policies is adjusted for unrealised intra-group profits and losses.

Investments in subsidiaries and associates are measured in the Parent Company's financial statements at cost less writedowns. To the extent that distributed dividends exceed the accumulated earnings after the takeover date, dividends are recognised as writedown of the cost of the investment.

Other investments and securities

Other investments and securities include listed and unlisted assets, including venture investments. The assets are recognised and cease to be recognised on the trading date, also where purchase or sale of securities is contractually subject to transfer within a time frame determined by the market in question. With the exception of venture investments, measurement at first-time recognition is at cost and subsequently at fair value with adjustments recognised in equity.

Venture investments are measured at first-time recognition at cost and subsequently at fair value with adjustments recognised in the income statement.

Other receivables

Other receivables include the value of sugar quotas and other long-term receivables. The value of EU compensation for sugar quotas sold is recognised from the time when the sale has been decided and announced. The value of the sugar quotas is recognised at fair value, which corresponds to the value that appears from the applicable EU regulation for sugar producers with deduction of the expected compensation to the growers. The final compensation to the growers is determined by national authorities. Other long-term receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of loss.

IMPAIRMENT OF NON-CURRENT ASSETS

At year-end the carrying amounts of tangible and intangible non-current assets with definite useful lives are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss.

Where the asset does not generate cash flows that are deemed to be independent of other assets, the Group makes an estimate of the recoverable amount of the cash generating unit to which the asset belongs. Assets with indefinite useful lives, including goodwill, are tested annually for impairment and if there is indication of impairment.

The recoverable amount is determined at the higher of the fair value less selling cost and the value in use. In the determination of value in use, estimated future cash flows are discounted at the present value by a discount rate reflecting market assessments of the time value of money and special risks associated with the asset for which adjustments have not been made in the estimated future cash flows.

Where the recoverable amount of the asset (or the cash generating unit) is estimated to be lower than the carrying amount, the carrying amount is written down to the recoverable amount. Impairment losses are recognised in the income statement.

Where the impairment is subsequently reversed, the carrying amount of the asset (or of the cash generating unit) is increased to the adjusted estimate of the recoverable amount, however not exceeding the carrying amount, which the asset would have had, had it not been written down. Reversal of impairment is recognised in the income statement. Impairment of goodwill is not reversed.

Financial non-current assets that are not measured at fair value are assessed at the balance sheet date to determine if any objective indicators exist that an asset or group of assets have been impaired. In that case, the recoverable amount of the asset is determined and where lower than the carrying amount is written down to the recoverable amount.

INVENTORIES

Inventories are recognised on a first-in/first-out basis and measured at cost. Where cost exceeds the net realisable value, a writedown to this lower value is performed. Cost includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant and operations as well as administration and plant management. Obsolete items, including slow-moving items, are written down to net realisable value.

RECEIVABLES

Receivables mainly include trade receivables and – for the Parent Company – short-term loans to subsidiary undertakings. Trade receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of potential loss. In the Parent Company, fixed-interest short-term loans to subsidiaries are held to maturity and measured at amortised cost.

Other receivables include the fair value of interest and currency swaps.

EQUITY AND OWN SHARES

Translation reserve includes exchange rate differences arising from translation of financial statements of subsidiaries and associates outside Denmark from their own currencies into Danisco's reporting currency, Danish kroner (DKK). On realisation of the net investment the exchange rate adjustments are recognised in the income statement.

Hedging reserve includes fair value adjustments of financial instruments or loans that meet the requirements for accounting hedges of future transactions. The amounts are recognised in the income statement or the balance sheet in line with recognition of the hedged transactions.

Dividends are recognised as a liability at the date of adoption at the Annual General Meeting. Proposed dividend payments for the financial year are disclosed in a note to equity.

Purchase and sales considerations for own shares are recognised in equity.

PENSION LIABILITIES
Fixed contributions under defined contribution plans are recognised in the income statement in the period they are related to and any contributions payable are recognised in the balance sheet as other debt.

Under defined benefit plans, Danisco is obliged to pay certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are determined by an actuarial calculation of the present value of the commitments. The present value includes the benefits for which the employees are eligible through their employment with the Group and is calculated on the basis of assumptions about the future development of interest rates, inflation, mortality and disability. The actuarial present value less the fair value of assets held as part of the plan is recognised in the balance sheet under provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised under pension assets in the balance sheet if Danisco directly or indirectly can use the asset.

Actuarial gains and losses which represent differences between the expected development of pension assets and pension commitments and the realised values are recognised directly in equity.

Past service costs (costs due to changes in the benefits payable) are recognised in the income statement if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the income statement over the period in which the employees earn that right.

OTHER PROVISIONS
Other provisions primarily relate to obligations concerning acquisitions, disposals and restructuring.

Provisions are recognised for legal and constructive obligations that have arisen as a result of past events in the financial year or prior years, and where it is likely that the company's financial resources will be required in settling such obligations. The provisions are measured according to management's assessment in excess of the amount by which the provision is expected to be redeemed.

FINANCIAL LIABILITIES
Debt is measured at the time of the loan at nominal value less capital loss and transaction expenses and subsequently at amortised cost. The difference between the loan proceeds and the nominal value is included in the income statement over the term of the loan.

Cash flow statement
The cash flow statement shows the Group's and the Parent Company's cash flows from operating, investing and financing activities as well as the cash position at the year-beginning and year-end. Cash flows from operating activities are determined as profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid. Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the purchase and sale of enterprises and activities. Cash flows from financing activities comprise changes in the Group's share capital, sales and purchases of own shares and dividend payments. Raising and repayments of interest-bearing debt are also included. Cash and cash equivalents comprise deposits with banks and securities with insignificant price exposure.

Information by segment
Information is provided by business and geographic areas as primary and secondary segments. Information by segment follows the Group's accounting policies and internal financial management.

Segmental income and expenditure as well as segmental assets and liabilities include the items that may be directly ascribed to the individual segment and items which can be allocated to the individual segment on a reasonable basis. Non-allocated items primarily include group functions and expenses for share-based payments.

Segmental revenue, expenses and profits include inter-segmental transactions. These transactions are stated at market prices. The transactions are eliminated at consolidation.

SEGMENT INFORMATION IN NOTE
The segment other non-current assets is comprised of intangible assets, property, plant and equipment and long-term receivables.

The segment current assets is comprised of operating current assets and include inventories, trade receivables, other operating receivables and operating prepayments.

The segment financial assets is comprised of investments in associates and pension assets.

The segment financial and interest-bearing assets is comprised of other financial assets, corporation tax receivable, deferred tax assets and cash.

The segment non interest-bearing debt is comprised of trade payables and other current operating payables.

Tax and other financial liabilities is comprised of deferred tax liabilities, corporate tax payable, capitalised leasing obligations and other financial liabilities.

SEGMENT INFORMATION IN MANAGEMENT'S REVIEW
Other non-current assets net are defined as non-current assets (excluding goodwill) less other provisions.

Working capital is defined as operating current assets and pension assets less provisions for pensions and non-interest bearing debt.

GROUP

2 Segment reporting

Business segments 2005/06

The Group's primary segments are Ingredients and Sugar. Unallocated items primarily include group functions, expenses for share-based payments and group eliminations.

DKK million	Ingredients	Sugar	Unallocated and group eliminations	Group
Income statement				
Revenue	13,289	7,881	(258)	20,912
Intra-group sales	(11)	(247)	258	-
External sales	**13,278**	**7,634**	**-**	**20,912**
Gross profit	5,558	1,682	-	7,240
Share-based payments	-	-	(213)	(213)
Operating profit before special items, depreciation and amortisation (EBITDA)	**2,355**	**1,319**	**(385)**	**3,289**
Depreciation before special items	(711)	(421)	2	(1,130)
Operating profit before special items (EBIT)	**1,644**	**898**	**(383)**	**2,159**
Special items	(322)	(506)	60	(768)
Operating profit	**1,322**	**392**	**(323)**	**1,391**
Financials, net	-	-	-	(497)
Profit before tax	**-**	**-**	**-**	**894**
Income tax expense	-	-	-	(261)
Profit for the year from continuing operations	**-**	**-**	**-**	**633**
Profit for the year from discontinued operations	-	-	-	(11)
Profit for the year	**-**	**-**	**-**	**622**
Balance sheet				
Segment goodwill	9,346	1,343	-	10,689
Segment other non-current assets	6,043	4,002	363	10,408
Segment current assets	5,669	3,786	113	9,568
Segment investments	127	6	-	133
Financial and interest-bearing assets	-	-	-	1,806
Assets total	**-**	**-**	**-**	**32,604**
Segment provisions	261	512	177	950
Segment non-interest bearing debt	1,619	1,271	392	3,282
Interest-bearing debt	-	-	-	13,623
Tax and other financial liabilities	-	-	-	2,023
Equity including minority interests	-	-	-	12,726
Liabilities and equity total	**-**	**-**	**-**	**32,604**
Invested capital	19,305	7,354	(93)	26,566
Cash flow from investing activities				
Investments in intangible assets	80	122	37	239
Investments in property, plant and equipment	966	128	16	1,110
Investments in acquisitions	-	-	-	-

GROUP

2 Segment reporting (continued)

Business segments 2004/05

DKK million	Ingredients	Sugar	Unallocated and group eliminations	Group
Income statement				
Revenue	9,875	8,155	(195)	17,835
Intra-group sales	(9)	(186)	195	-
External sales	**9,866**	**7,969**	**-**	**17,835**
Gross profit	3,955	1,796	-	5,751
Share-based payments	-	-	(127)	(127)
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,886**	**1,463**	**(299)**	**3,050**
Depreciation before special items	(514)	(428)	(22)	(964)
Operating profit before special items (EBIT)	**1,372**	**1,035**	**(321)**	**2,086**
Special items	(193)	65	-	(128)
Operating profit	**1,179**	**1,100**	**(321)**	**1,958**
Financials, net	-	-	-	(264)
Profit before tax	**-**	**-**	**-**	**1,694**
Income tax expense	-	-	-	(443)
Profit for the year from continuing operations	**-**	**-**	**-**	**1,251**
Profit for the year from discontinued operations	-	-	-	-
Profit for the year	**-**	**-**	**-**	**1,251**
Balance sheet				
Segment goodwill	9,336	1,542	-	10,878
Segment other non-current assets	5,425	4,349	362	10,136
Segment current assets	5,730	4,503	104	10,337
Segment investments	75	5	34	114
Financial and interest-bearing assets	-	-	-	1,337
Assets total	**-**	**-**	**-**	**32,802**
Segment provisions	330	311	176	817
Segment non-interest bearing debt	1,573	1,315	391	3,279
Interest-bearing debt	-	-	-	14,382
Tax and other financial liabilities	-	-	-	2,038
Equity including minority interests	-	-	-	12,286
Liabilities and equity total	**-**	**-**	**-**	**32,802**
Invested capital	18,663	8,773	(67)	27,369
Cash flow from investing activities				
Investments in intangible assets	119	-	-	119
Investments in property, plant and equipment	560	190	7	757
Investments in acquisitions	5,908	-	-	5,908

2 Segment reporting (continued)

Geographic segments

The Group's secondary segments are the geographic distribution of activities. Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets.

2005/06

DKK million	Revenue	Segment non-current assets	Segment current assets	Segment assets total	Investments in intangible assets	Investments in property, plant and equipment	Investments in acquisitions
Denmark	1,751	3,454	2,186	5,640	49	226	-
Other Nordic countries	4,053	4,658	1,884	6,542	90	144	-
Rest of Western Europe	4,369	4,588	2,354	6,942	29	163	-
Eastern Europe	1,643	322	574	896	9	14	-
North America	3,851	6,446	1,283	7,729	41	355	-
Latin America	1,144	595	569	1,164	-	55	-
Asia-Pacific	2,692	965	974	1,939	21	151	-
Rest of the world	1,409	69	288	357	-	2	-
Total	20,912	21,097	10,112	31,209	239	1,110	-

2004/05

DKK million	Revenue	Segment non-current assets	Segment current assets	Segment assets total	Investments in intangible assets	Investments in property, plant and equipment	Investments in acquisitions
Denmark	1,998	3,739	1,996	5,735	86	253	48
Other Nordic countries	4,104	4,937	2,361	7,298	4	112	-
Rest of Western Europe	3,775	4,727	2,261	6,988	25	129	1,491
Eastern Europe	1,613	324	752	1,076	-	19	31
North America	2,459	5,829	1,377	7,206	-	155	4,124
Latin America	853	526	516	1,042	-	51	67
Asia-Pacific	1,874	833	905	1,738	4	37	146
Rest of the world	1,159	99	245	344	-	1	1
Total	17,835	21,014	10,413	31,427	119	757	5,908

Geographic segments	Countries outside Denmark where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden.
Rest of Western Europe	Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Switzerland, United Kingdom.
Eastern Europe	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia and Montenegro, Ukraine.
North America	Canada, USA.
Latin America	Argentina, Brazil, Chile, Colombia, Guatemala, Mexico, Peru.
Asia-Pacific	Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand.
Rest of the world	Egypt, India, South Africa, United Arab Emirates.

PARENT COMPANY			GROUP	
2004/05	2005/06	DKK million	2005/06	2004/05
3		**Expenses**		
		Cost of sales		
(47)	(2)	Write-down of inventories	(9)	(68)
-	-	Reversed writedown of inventories	-	-
		Staff expenses		
(868)	(866)	Wages and salaries	(2,978)	(2,457)
(65)	(74)	Defined contribution plans	(186)	(137)
-	-	Defined benefit plans	(48)	(23)
(14)	(18)	Social security expenses etc.	(445)	(369)
(66)	(116)	Share-based payments	(213)	(127)
(1,013)	**(1,074)**	**Total**	**(3,870)**	**(3,113)**
2,285	2,302	Average number of employees	10,636	9,235
2,288	2,264	Number of employees at 30 April	10,233	10,634
		See note 25 for information on share-based payments.		
		See note 33 for information on remuneration to management.		
		Depreciation, writedowns and amortisation		
		Depreciation, writedowns and amortisation for the year included in the costs below:		
(238)	(247)	Cost of sales	(852)	(758)
(27)	(34)	Research and development expenses	(92)	(43)
(28)	(35)	Distribution and sales expenses	(111)	(62)
(54)	(42)	Administrative expenses	(90)	(98)
-	10	Other operating expenses	15	-
-	(240)	Special items	(749)	(3)
(347)	**(588)**	**Total**	**(1,879)**	**(964)**
		Fees for auditors elected by the Annual General Meeting		
		Deloitte:		
(5)	(5)	Audit fee	(16)	(15)
(3)	(6)	Other fees	(18)	(14)
		Ernst & Young:		
-	-	Audit fee	-	(1)
-	-	Other fees	-	-

Other fees comprised accounting assistance including assistance in the purchase of companies, tax assistance related to local tax returns and tax advisory services.

	PARENT COMPANY			GROUP	
	2004/05	2005/06	DKK million	2005/06	2004/05
4			Special items		
	-	(239)	Writedown of property, plant and equipment in the Sugar business	(547)	-
	-	-	Writedown of goodwill in the Sugar business	(200)	-
	-	(83)	Provision for closing of production in the Sugar business	(208)	-
	-	-	Gain from sale of sugar quota	449	-
	-	-	Restructuring costs in the Ingredients business	(92)	(50)
	-	60	Reversal of provision for divested business	60	-
	-	-	Recognition of fair value adjustment of inventories in relation to acquisitions	(96)	(50)
	(23)	(19)	Integration and restructuring costs relating to acquisitions	(134)	(93)
	65	-	Gain from sale of the oilseed rape business in Danisco Seed		65
	42	**(281)**	**Total**	**(768)**	**(128)**

	PARENT COMPANY			GROUP	
5			Income of investments in subsidiaries		
	1,679	3,580	Dividends from subsidiaries	-	-
	(1,095)	(2,807)	Writedown of investments in subsidiaries etc.	-	-
	584	**773**	**Total**	**-**	**-**

2005/06

Writedown of investments is primarily due to extraordinary dividends distributed by Danisco Finland Oy and writedown of goodwill in Danisco Sugar Oy.

2004/05

Writedown of investments refers primarily to a change of the company structure in Germany and is offset by extraordinary dividends paid by Danisco Beteiligungsgesellschaft mbH.

	PARENT COMPANY			GROUP	
6			Financial income and expenses		
			Financial income		
	178	392	Financial income from subsidiaries	-	-
	19	18	Financial income from bank deposits	26	26
	10	6	Financial income related to other receivables	18	18
	4	10	Income of other investments and securities	9	4
	342	263	Exchange gains	430	299
	553	**689**	**Total**	**483**	**347**
			Financial expenses		
	(101)	(183)	Financial expenses relating to subsidiaries	-	-
	(326)	(507)	Financial expenses relating to credit institutions	(552)	(358)
	(192)	(352)	Exchange losses	(428)	(298)
	(619)	**(1,042)**	**Total**	**(980)**	**(656)**

PARENT COMPANY			GROUP	
2004/05	2005/06	DKK million	2005/06	2004/05
		6 Financial income and expenses (continued)		
		Net gain or loss on categories of financial assets and liabilities as defined in IAS 39:		
(16)	(5)	Writedowns	(5)	(16)
(16)	**(5)**	**Financial assets at fair value in the income statement**	**(5)**	**(16)**
163	(134)	Fair value adjustments on derivative financial instruments	(45)	55
163	**(134)**	**Derivative financial instruments**	**(45)**	**55**
1	-	Dividends	-	1
19	14	Amount removed from equity on sale	14	19
20	**14**	**Available-for-sale financial assets**	**14**	**20**
188	396	Net interest income and expenses	-	4
1	2	Net fee income and expenses	-	-
(71)	168	Net foreign exchange gains/losses	158	(74)
118	**566**	**Loans and receivables**	**158**	**(70)**
(407)	(656)	Net interest income and expenses	(494)	(316)
(1)	(1)	Net fee income and expenses	(1)	(1)
57	(137)	Net foreign exchange gains/losses	(124)	19
(351)	**(794)**	**Financial liabilities measured at amortised cost**	**(619)**	**(298)**
(66)	**(353)**	**Total**	**(497)**	**(309)**
		7 Income tax expense		
(9)	65	Current tax on profit for the year for continuing activities	(407)	(559)
(3)	82	Change in deferred tax	175	135
3	(6)	Other taxes, exchange adjustment, etc.	(5)	2
(18)	11	Adjustment of tax for previous years	(24)	(21)
(27)	**152**	**Total**	**(261)**	**(443)**
		Reconciliation of tax rate before profit/loss from associates:		
30%	28%	Danish corporation tax rate	28%	30%
-	-	Effect of difference between tax rate for subsidiaries outside Denmark and Danish tax rate	(4%)	-
-	8%	Change in tax rate*	(4%)	(2%)
(18%)	(3%)	Non-taxable income and non-deductible expenses	6%	(1%)
-	-	Utilisation of non-capitalised tax losses	-	(1%)
-	(1%)	Other, including adjustment to previous years	3%	1%
12%	**32%**	**Effective tax rate**	**29%**	**27%**

*) Change in tax rate in Denmark (2004/05 Finland and Mexico).

GROUP

8 Earnings per share

DKK million	2005/06	2004/05
Profit for the year attributable to equity holders of the parent	564	1,201
Profit for the year from discontinued operations	11	-
Profit for the year from continuing operations attributable to equity holders of the parent	575	1,201
Special items after tax	570	93
Profit for the year from continuing operations attributable to equity holders of the parent, special items added	1,145	1,294
Average number of shares	49,161,117	50,133,470
Average number of own shares	(252,524)	(549,874)
Average number of shares excluding own shares	48,908,593	49,583,596
Average dilution effect of warrants and share options	464,133	276,091
Diluted average number of shares	49,372,726	49,859,687
Basic earnings per share for continuing operations (EPS), DKK	11.75	24.23
Basic earnings per share for discontinued operations (EPS), DKK	0.23	-
Basic earnings per share (EPS), DKK	11.52	24.23
Diluted earnings per share for continuing operations (DEPS), DKK	11.64	24.09
Diluted earnings per share for discontinued operations (DEPS), DKK	0.23	-
Diluted earnings per share (DEPS), DKK	11.41	24.09
Diluted earnings per share before special items and discontinued operations, DKK	23.19	25,97

GROUP

9 Intangible assets

DKK million	Goodwill	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2005	10,878	333	519	143	74	**11,947**
Exchange rate adjustment of opening value	156	8	11	-	3	**178**
Fair value adjustments due to acquisitions	128	(5)	196	-	73	**392**
Writedown of goodwill	(200)	-	-	-	-	**(200)**
Additions	-	42	65	72	57	**236**
Disposals	(25)	(3)	(35)	-	1	**(62)**
Transferred to (from) other items	(248)	85	106	(176)	241	**8**
Total	**10,689**	**460**	**862**	**39**	**449**	**12,499**
Amortisation at 1 May 2005	-	(189)	(134)	-	(54)	**(377)**
Exchange rate adjustment of opening value	-	(2)	(3)	-	(2)	**(7)**
Amortisation of disposals during the year	-	2	(1)	-	-	**1**
Amortisation for the year	-	(68)	(55)	-	(24)	**(147)**
Fair value adjustments	-	-	(4)	-	-	**(4)**
Total	**-**	**(257)**	**(197)**	**-**	**(80)**	**(534)**
Carrying amount at 30 April 2006	**10,689**	**203**	**665**	**39**	**369**	**11,965**

Other intangible assets mainly include the value of customer contracts and enzyme technology. Customer contracts and enzyme technology have indefinite useful lives and are measured at cost. Impairment tests are conducted on the basis of derived cash flows where possible and alternatively on the basis of current cost.

Patents, rights and licenses also include trademark rights, which are deemed to have indefinite lives. Impairment tests for trademark rights have been conducted by comparison against expected earnings that relate to the assets. The impairment test did not result in any writedowns.

DKK million	Goodwill	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2004	8,126	292	224	41	190	**8,873**
Exchange rate adjustment of opening value	(81)	1	(7)	-	(13)	**(100)**
Set off against amortisation	(2,292)	-	-	-	-	**(2,292)**
Additions due to acquisition of new activities	4,196	2	183	-	-	**4,381**
Additions	-	43	97	35	-	**175**
Disposals	-	(7)	(12)	-	-	**(19)**
Transferred from associates	929	-	-	-	-	**929**
Transferred to (from) other items	-	2	34	67	(103)	**-**
Total	**10,878**	**333**	**519**	**143**	**74**	**11,947**
Amortisation at 1 May 2004	(2,304)	(146)	(59)	-	(124)	**(2,633)**
Exchange rate adjustment of opening value	12	1	-	-	9	**22**
Set off against cost	2,292	-	-	-	-	**2,292**
Amortisation of disposals during the year	-	7	12	-	-	**19**
Amortisation for the year	-	(51)	(27)	-	(3)	**(81)**
Fair value adjustments	-	-	4	-	-	**4**
Transferred to (from) other items	-	-	(64)	-	64	**-**
Total	**-**	**(189)**	**(134)**	**-**	**(54)**	**(377)**
Carrying amount at 30 April 2005	**10,878**	**144**	**385**	**143**	**20**	**11,570**

9 Intangible assets (continued)

2005/06

Goodwill is allocated to the Group's two Cash Generating Units (CGU), Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review.

As a result of the impairment tests there is no basis for writing down goodwill in the Ingredients segment.

On the basis of the impairment tests and the changes in the EU sugar regime, DKK 200 million of goodwill in Finland has been written down in relation to Danisco's decided quota reduction in Sugar, please see below.

In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2006/07, strategy plans for 2007/08 and 2008/09 and projection for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2008/09 build on general parameters.

For Ingredients, the most important parameters in the projection for the period 2009/10 to 2015/16 are sales growth of 5% and corresponding EBIT growth. Working capital is assumed to be 30% of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2015/16 is set with the assumption of 2% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2009/10 to 2014/15 assumes lower sales, which will be stabilised after 2008/09, a slightly strengthened EBIT margin, which however because of lower sales will result in a considerable decline in EBIT compared with 2005/06. EBIT will be stabilised after 2008/09. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are also declining significantly. The terminal value for the period after 2014/15 is set with the assumption of 0% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%. As a result of the quota reduction and the development in market conditions in the EU, the Finnish production unit can no longer be expected to maintain the same market share in Finland as earlier. The writedown of DKK 200 million is recognised in the income statement.

2004/05

As a result of the impairment tests there is no basis for writing down goodwill.

Goodwill is allocated to the Group's two Cash Generating Units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review.

In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2005/06, strategy plans for the years 2006/07-2009/10 and projections for the following 10 years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions subsequent to the indicated 15-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2009/10 are built on general parameters.

For Ingredients, the most important parameters in the projection for the period 2010/11 to 2019/20 are sales growth of 5% and corresponding EBIT growth. Working capital is assumed to be 30% of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2019/20 is set with the assumption of 2% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%.

For Sugar, the most important parameters in the projection for the period 2010/11 to 2019/20 are unchanged sales, a slightly declining EBIT and working capital of 35% of sales. Funds tied up in tangible assets are slightly declining. The terminal value for the period after 2019/20 is set with the assumption of 0% growth. The rate of discount is 8.6% before tax, corresponding to a WACC of 6.3% after tax. The tax rate payable is assumed to be 27%.

PARENT COMPANY

9 Intangible assets (continued)

DKK million	Goodwill*	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2005	453	230	287	118	-	1,088
Fair value adjustments due to acquisitions	30	-	-	-	-	30
Additions	55	6	31	12	-	104
Disposals	-	(1)	(22)	-	-	(23)
Transferred to (from) other items	-	21	101	(122)	-	-
Total	538	256	397	8	-	1,199
Amortisation at 1 May 2005	-	(138)	(18)	-	-	(156)
Amortisation of disposals during the year	-	1	-	-	-	1
Amortisation for the year	-	(37)	(26)	-	-	(63)
Fair value adjustments	-	-	(5)	-	-	(5)
Total	-	(174)	(49)	-	-	(223)
Carrying amount at 30 April 2006	538	82	348	8	-	976

DKK million	Goodwill*	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2004	260	201	127	41	-	629
Set off against amortisation	(195)	-	-	-	-	(195)
Additions	388	36	171	77	-	672
Disposals	-	(7)	(11)	-	-	(18)
Total	453	230	287	118	-	1,088
Amortisation at 1 May 2004	(195)	(109)	(18)	-	-	(322)
Set off against cost	195	-	-	-	-	195
Amortisation of disposals during the year	-	7	11	-	-	18
Amortisation for the year	-	(36)	(16)	-	-	(52)
Fair value adjustments	-	-	5	-	-	5
Total	-	(138)	(18)	-	-	(156)
Carrying amount at 30 April 2005	453	92	269	118	-	932

*) Please see impairment tests for goodwill for the Group.

GROUP

10 Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2005	5,019	11,017	1,076	400	17,512
Exchange rate adjustment of opening value	51	85	14	9	159
Fair value adjustments due to acquisitions	(116)	(194)	(56)	-	(366)
Additions	88	239	127	641	1,095
Disposals	(40)	(115)	(57)	(2)	(214)
Transferred to (from) other items	147	274	62	(483)	-
Total	5,149	11,306	1,166	565	18,186
Depreciation and writedowns at 1 May 2005	(1,867)	(5,515)	(686)	-	(8,068)
Exchange rate adjustment of opening value	(12)	(45)	(9)	-	(66)
Depreciation of disposals during the year	18	94	51	-	163
Depreciation for the year	(203)	(669)	(113)	-	(985)
Writedowns for the year	(96)	(448)	(3)	-	(547)
Transferred (to) from other items	1	5	(6)	-	-
Total	(2,159)	(6,578)	(766)	-	(9,503)
Carrying amount at 30 April 2006	2,990	4,728	400	565	8,683
Carrying amount of leased assets	77	-	29	-	106

The Group has changed the accounting estimates in 2005/06 for residual value for buildings and profit for the year was positively affected by DKK 16 million before tax.

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2004	4,236	9,958	940	289	15,423
Exchange rate adjustment of opening value	(41)	(111)	(8)	(9)	(169)
Additions due to acquisition of new activities	472	545	74	46	1,137
Additions	129	164	92	372	757
Disposals	(33)	(79)	(83)	(5)	(200)
Transferred from associates	237	261	54	13	565
Transferred to (from) other items	19	279	7	(306)	(1)
Total	5,019	11,017	1,076	400	17,512
Depreciation and writedowns at 1 May 2004	(1,688)	(5,067)	(668)	-	(7,423)
Exchange rate adjustment of opening value	13	69	6	-	88
Depreciation of disposals during the year	9	68	72	-	149
Depreciation for the year	(181)	(603)	(99)	-	(883)
Transferred (to) from other items	(20)	18	3	-	1
Total	(1,867)	(5,515)	(686)	-	(8,068)
Carrying amount at 30 April 2005	3,152	5,502	390	400	9,444
Carrying amount of leased assets	61	-	15	-	76

PARENT COMPANY

10 Property, plant and equipment (continued)

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2005	1,941	3,809	516	83	6,349
Additions	44	85	53	43	225
Disposals	(17)	(30)	(18)	(2)	(67)
Transferred to (from) other items	10	31	3	(44)	-
Total	1,978	3,895	554	80	6,507
Depreciation and writedowns at 1 May 2005	(953)	(2,253)	(370)	-	(3,576)
Depreciation of disposals during the year	11	25	14	-	50
Depreciation for the year	(45)	(184)	(56)	-	(285)
Writedowns for the year	(42)	(197)	-	-	(239)
Total	(1,029)	(2,609)	(412)	-	(4,050)
Carrying amount at 30 April 2006	949	1,286	142	80	2,457
Carrying amount of leased assets	-	-	13	-	13

The Parent Company has changed the accounting estimates in 2005/06 for residual value for buildings and profit for the year was positively affected by DKK 16 million before tax.

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2004	1,888	3,731	510	84	6,213
Additions	41	42	62	109	254
Disposals	(4)	(55)	(59)	-	(118)
Transferred to (from) other items	16	91	3	(110)	-
Total	1,941	3,809	516	83	6,349
Depreciation and writedowns at 1 May 2004	(892)	(2,127)	(369)	-	(3,388)
Depreciation of disposals during the year	2	51	54	-	107
Depreciation for the year	(63)	(177)	(55)	-	(295)
Total	(953)	(2,253)	(370)	-	(3,576)
Carrying amount at 30 April 2005	988	1,556	146	83	2,773
Carrying amount of leased assets	-	-	15	-	15

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
		Information on non-current assets:		
220	206	Financial liabilities with pledges in property, plant and equipment	206	220
620	562	Carrying amount of pledged assets	566	620
-	-	Contractual obligations to property, plant and equipment	64	22

The Group does not have any intercompany pledges

GROUP

11 Investments

DKK million	Investments in associates	Other investments and securities
Cost at 1 May 2005	42	131
Fair value adjustments due to acquisitions	(30)	-
Additions	-	92
Disposals	-	(52)
Transferred to (from) other items	-	2
Total	12	173
Changes at 1 May 2005	-	(18)
Share of profit for the year	3	-
Disposals	-	-
Transferred to (from) other items	-	-
Other	(3)	7
Total	-	(11)
Carrying amount at 30 April 2006	12	162

DKK million	Investments in associates	Other investments and securities
Cost at 1 May 2004	2,292	122
Additions due to acquisition of new activities	37	7
Additions	-	23
Disposals	(1)	(27)
Transferred to (from) other items	(2,286)	6
Total	42	131
Changes at 1 May 2004	(166)	(14)
Share of profit for the year	54	-
Disposals	(14)	-
Transferred to (from) other items	126	-
Other	-	(4)
Total	-	(18)
Carrying amount at 30 April 2005	42	113

GROUP

11 Investments (continued)

Investments in associates

2005/06

DKK million	Owner-ship	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Danisco Organo Food Tech Co. Ltd., Japan	49%	139	1	51	45	3	-
SBU Sockernaringens Betodlingsutveckling AB, Sweden	50%	7	-	4	4	-	-
Cerenes OY, Finland	25%	66	3	21	15	1	1
Voimavasu OY, Finland	50%	157	3	166	154	5	2
Total						9	3
Goodwill at 30 April 2006						3	-
Total						12	3

2004/05

DKK million	Owner-ship	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Danisco Organo Food Tech Co. Ltd., Japan	49%	162	1	58	54	2	-
Sejet Planteforædling I/S, Denmark	0%	-	-	-	-	-	7
SBU Sockernäringens Betodlings-Utveckling AB, Sweden	50%	8	-	3	3	-	-
Cerenes OY, Finland	25%	85	3	19	12	2	1
Voimavasu OY, Finland	50%	132	2	152	145	3	1
Genencor International Inc., USA	100%	-	-	-	-	-	45
Total						7	54
Goodwill at 30 April 2005						35	-
Total						42	54

2004/05

The transaction by which Genencor International Inc. became a subsidiary took place on 20 April 2005. For accounting purposes the acquisition was effective at 30 April 2005. Danisco's share of Genencor International Inc. prior to the acquisition was around 42% of common stock and 50% of preferred stock.

Income from this share up to 30 April 2005 is recognised in the financial statements as results of associates. Until the acquisition the ownership share was included at a value corresponding to Danisco's share of the net asset value of the company.

In connection with the acquisition of the remaining capital stock of Genencor International Inc., a transfer has been made from Investments in associates to other balance sheet items corresponding to the proportionate share of the items of the opening balance sheet.

Of the total DKK 5,396 million addition to invested capital from Genencor, DKK 1,757 million has been transferred from associates. Acquired cash and cash equivalents in Genencor was DKK 806 million net, of which DKK 447 million less share of debt of DKK 86 million or DKK 361 million net has been transferred from associates.

The amounts transferred from associates appear in the notes concerning non-current assets, provisions, pension liabilities and tax.

PARENT COMPANY

11 Investments (continued)

DKK million	Investments in subsidiaries	Investments in associates	Other investments and securities
Cost at 1 May 2005	17,495	37	100
Fair value adjustments due to acquisitions	-	(30)	-
Merger with A/S PSE 38 no. 2024	1,067	-	-
Additions	1,183	-	7
Writedowns	(2,788)	-	-
Disposals	(90)	-	(10)
Total	**16,867**	**7**	**97**
Changes at 1 May 2005	-	-	(18)
Other	-	-	(7)
Total	**-**	**-**	**(25)**
Carrying amount at 30 April 2006	**16,867**	**7**	**72**

DKK million	Investments in subsidiaries	Investments in associates	Other investments and securities
Cost at 1 May 2004	17,466	1	104
Changed accounting policy	(1,233)	-	-
Additions due to acquisition of new activities	500	37	-
Additions	1,924	-	23
Writedowns	(1,095)	-	-
Disposals	(67)	(1)	(27)
Total	**17,495**	**37**	**100**
Changes at 1 May 2004	481	7	(14)
Changed accounting policy	(481)	(7)	-
Other	-	-	(4)
Total	**-**	**-**	**(18)**
Carrying amount at 30 April 2005	**17,495**	**37**	**82**

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
12		**Pension assets and pension liabilities**		
		Companies in the Danisco Group have various retirement and termination plans. For defined contribution plans fixed contributions are paid to independent pension funds and Danisco has no legal or constructive obligation to pay further contributions. For defined benefit plans Danisco has an obligation to provide the agreed benefits to current and former employees.		
		Defined contribution plans:		
(65)	(74)	*Costs for current financial year*	(186)	(137)
(65)	**(74)**	**Total**	**(186)**	**(137)**
		Defined benefit plans:		
-	-	Defined benefit obligation at 1 May	1,465	905
-	-	Fair value of plan assests at 1 May	1,100	564
-	**-**	**Net obligations at 1 May**	**365**	**341**
-	-	**Defined benefit obligation at 1 May**	1,465	905
-	-	Exchange adjustment of opening value etc.	(8)	(3)
-	-	Additions due to acqusition of new activities	7	327
-	-	Transferred from associates	-	229
-	-	Interest expenses	70	48
-	-	Current service expenses	45	10
-	-	Member contributions	4	1
-	-	Benefit payments	(90)	(52)
-	-	Curtailments/settlements	3	(2)
-	-		**1,496**	**1,463**
-	-	Actuarial gains and losses	79	2
-	**-**	**Defined benefit obligation at 30 April**	**1,575**	**1,465**
-	-	**Fair value of plan assets at 1 May**	1,100	564
-	-	Exchange adjustment of opening value etc.	(5)	(2)
-	-	Additions due to acquisition of new activities	3	296
-	-	Transferred from associates	-	241
-	-	Expected return on plan assets	70	33
-	-	Contributions	32	5
-	-	Member contributions	5	1
-	-	Benefit payments	(78)	(37)
-	-	Curtailments/settlements	-	-
-	-		1,127	1,101
-	-	Actuarial gains and losses	121	(1)
-	**-**	**Fair value of plan assets at 30 April**	**1,248**	**1,100**
-	**-**	**Net obligations at 30 April**	**327**	**365**
		The net obligations are recognised in the balance sheet as follows:		
-	-	Pension assets	121	71
-	-	Pension liabilities	448	436
-	**-**	**Total**	**327**	**365**

Note	PARENT COMPANY 30 April 2005	PARENT COMPANY 30 April 2006	DKK million	GROUP 30 April 2006	GROUP 30 April 2005
12			**Pension assets and pension liabilities (continued)**		
			Recognition of costs:		
	-	-	Interest expenses	(70)	(48)
	-	-	Currents service expenses	(45)	(10)
	-	-	Expected return on plan assets	70	33
	-	-	Curtailments/settlements	(3)	2
	-	-	**Recognised in the income statement**	**(48)**	**(23)**
	-	-	Actuarial gains and losses recognised directly in equity	42	(3)
	-	**-**	**Total**	**(6)**	**(26)**
			The major categories of plan assets:		
	-	-	Equities	33%	28%
	-	-	Bonds and other securities	28%	34%
	-	-	Real estate	1%	1%
	-	-	Other	38%	37%
	-	**-**	**Total**	**100%**	**100%**
			Location of the defined benefit plans:		
	-	-	United Kingdom	33%	36%
	-	-	Belgium	17%	18%
	-	-	Sweden	15%	15%
	-	-	Netherlands	12%	9%
	-	-	Finland	10%	10%
	-	-	United States	8%	8%
	-	-	Other	5%	4%
	-	**-**	**Total**	**100%**	**100%**
			Actuarial assumptions:		
	-	-	Discount rate in %	4.00 - 6.00	4.25 - 5.75
	-	-	Expected return on plan assets in %	3.25 - 8.00	3.50 - 8.00
	-	-	Salary increase in %	3.00 - 5.00	2.70 - 5.00
	-	-	Inflation in %	2.00 - 2.70	2.00 - 2.90
13			**Deferred tax assets and tax liabilities**		
	643	646	Deferred tax at 1 May	1,096	1,168
	-	1	Adjustment to deferred tax at 1 May	32	(14)
	-	-	Transferred from associates	-	25
	-	-	Tax concerning acquired/sold undertakings and other adjustments	66	52
	3	(82)	Change in deferred tax recognised in income statement	(174)	(135)
	-	-	Change in deferred tax recognised in equity	16	-
	646	**565**	**Deferred tax at 30 April**	**1,036**	**1,096**
			Deferred tax recognised in the balance sheet:		
	-	-	Deferred tax assets	242	232
	646	565	Deferred tax liabilities	1,278	1,328
	646	**565**	**Total**	**1,036**	**1,096**

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
13		**Deferred tax assets and tax liabilities (continued)**		
		Specification of deferred tax:		
253	225	Intangible assets	474	298
400	304	Property, plant and equipment	659	1,012
-	-	Investments	5	134
36	27	Current assets	23	(23)
(44)	(31)	Short-tem debt	168	36
-	-	Net pension liabilities (deferred tax recognised in equity)	(24)	(40)
94	40	Other long-term debt	(54)	71
(93)	-	Tax losses carried forward	(218)	(395)
-	-	Non-capitalised tax assets regarding balance sheet items	3	3
646	**565**	**Deferred tax at 30 April 2006**	**1,036**	**1,096**
		Change in deferred tax, with the exception of changes relating to pension obligations, is recognised in the income statement.		
		Deferred tax assets not recognised in the balance sheet:		
-	-	Tax losses carried forward	123	60
		The tax base of tax losses allowed for carryforward has not been recognised, as it is not deemed likely that the deferred tax assets will be utilised within the foreseeable future.		
		Deferred tax liabilities not recognised in the balance sheet:		
70	125	Temporary differences concerning investments in subsidiaries and associates	125	70
		Deferred tax liabilities in respect of the above are not recognised as the Group is able to control if the liability is created and it is deemed likely that the liability will not be created within the foreseeable future.		

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
14		**Other receivables**		
-	-	Receivable from sale of sugar quotas	449	-
1	-	Other	105	188
1	**-**	**Non-current other receivables**	**554**	**188**
144	107	Sugar restitutions	192	458
15	16	VAT	73	76
7	379	Derivative financial instruments	373	4
42	40	Other	275	197
208	**542**	**Current other receivables**	**913**	**735**

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005

15 Inventories

30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
263	13	Inventories recognised at net realisable value	55	547
-	-	Inventories pledged as security for debt	6	5

16 Maturity analysis of financial liabilities

30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
		Remaining contractual maturities:		
15,914	14,765	Within 1 year	9,431	9,552
5,173	5,299	Between 2 and 5 years	5,353	5,232
885	116	Over 5 years	116	885
21,972	**20,180**	**Total financial liabilities**	**14,900**	**15,669**

The maturity structure of committed credit facilities is stated in the Financial risk management section.

17 Capitalised lease obligations

30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
		Contractual liabilities:		
1	1	Financial lease due within 1 year	4	6
3	3	Financial lease due within 2 to 5 years	17	31
-	-	Financial lease due after 5 years	24	33
4	**4**	**Total**	**45**	**70**

18 Other provisions

Other provisions total	Other provisions total		Acqui-sitions	Restruc-turing	Other	Other provisions total	Other provisions total
241	154	**Other provisions at 1 May**	53	61	267	381	382
-	-	Exchange adjustment of opening value etc.	1	-	6	7	(2)
-	-	Additions due to acqusition of new activities	40	-	-	40	77
-	-	Transferred to (from) other items	-	-	(80)	(80)	46
9	117	Provisions for the year	1	208	48	257	26
(30)	(63)	Provisions reversed	(11)	-	(63)	(74)	(57)
(66)	(1)	Provisions utilised during the year	(13)	(10)	(6)	(29)	(91)
154	**207**	**Other provisions at 30 April**	**71**	**259**	**172**	**502**	**381**
		Analysed by:					
75	136	Non-current liabilities				376	273
79	71	Current liabilities				126	108
154	**207**	**Total**				**502**	**381**

Provisions for acquisitions and restructuring reflect primarily costs related to previously acquired companies and to decided closures of sugar factories. Other provisions include primarily environmental costs, claims related to divested businesses, obligations to employees and legal disputes.

19 Share capital and own shares

Share capital	Number	Nominal value (DKK '000)
Share capital at 1 May 2005	49,688,552	993,771
Reduction of share capital by cancellation of own shares	(786,750)	(15,735)
Shares issued (warrant programme)	22,643	453
Share capital at 30 April 2006	**49,924,445**	**978,489**

	Number	Nominal value (DKK '000)
Share capital at 1 May 2004	51,068,552	1,021,371
Reduction of share capital by cancellation of own shares	(1,380,000)	(27,600)
Share capital at 30 April 2005	**49,688,552**	**993,771**

Own shares	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Purchase	103,200	2,064	0.21
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 30 April 2006	**103,200**	**2,064**	**0.21**

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2004	1,384,500	27,690	2.71
Purchase	787,024	15,740	1.58
Reduction of share capital	(1,380,000)	(27,600)	(2.70)
Redemption of share opt ons	(4,774)	(95)	(0.01)
Holding at 30 April 2005	**786,750**	**15,735**	**1.58**

The market value of own shares at 30 April 2006 was DKK 52 million (2004/05 DKK 294 million). The purchase amcunt of own shares this year was DKK 52 million (2004/05 DKK 300 million).

The holding of own shares at 30 April 2006 is to hedge Danisco's share option programme.

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
20		**Corporation tax**		
95	10	Corporation tax payable at 1 May	314	201
-	-	Fair value adjustments due to acquisitions	(19)	22
-	-	Transferred from associates	-	15
18	(11)	Adjustment concerning previous years	5	35
-	95	Tax on changes in equity	67	44
9	(65)	Current tax on profit for the year	400	559
(112)	(3)	Tax paid during the year	(643)	(563)
10	**26**	**Corporation tax payable at 30 April**	**123**	**313**
		Corporation tax payable is recognised in the balance sheet as follows:		
-	-	Corporation tax (assets)	149	65
10	26	Corporation tax (liabilities)	272	378
10	**26**	**Total**	**123**	**313**
21		**Other debt and payables**		
		Non-current other debt:		
34	38	Share-based payments	57	46
-	-	Other items	77	3
34	**38**	**Total**	**134**	**49**
		Current other payables:		
273	193	Production and absorption levies	390	518
137	156	Wages, salaries, holiday pay, etc.	518	470
24	85	Share-based payments	151	80
45	50	VAT and other taxes	131	151
-	-	Debt related to purchase of activity	-	179
325	233	Other items	707	792
804	**717**	**Total**	**1,897**	**2,190**

GROUP

22 Purchase of enterprises and activities

2005/06

Danisco did not buy any enterprises in 2005/06. The opening balance sheet for acquisitions in 2004/05 was adjusted to fair value in 2005/06. The effect is shown below.

	Genencor					
DKK million	Carrying amount prior to acquisition	Fair value adjustments in 2004/05	Preliminary opening balance at fair value at 30 April 2005	Fair value adjustments in 2005/06	Reclassification of preliminary opening balance	Final opening balance at fair value
Intangible assets	-	-	-	264	250	514
Property, plant and equipment	696	-	696	(366)	-	330
Investments	101	(4)	97	1	-	98
Inventories	242	58	300	(15)	-	285
Receivables and prepayments	277	-	277	(2)	-	275
Other investments and securities	-	-	-	-	-	-
Cash and cash equivalents	551	-	551	-	-	551
Minority interests	(1)	-	(1)	-	-	(1)
Other provisions	(56)	-	(56)	(40)	-	(96)
Provisions for deferred tax	(17)	(22)	(39)	(71)	-	(110)
Financial liabilities	(106)	-	(106)	(5)	-	(111)
Non-interest-bearing debt	(136)	(78)	(214)	-	-	(214)
Corporation tax	(22)	-	(22)	19	-	(3)
Net assets	**1,529**	**(46)**	**1,483**	**(215)**	**250**	**1,518**
Goodwill on purchase of enterprises and activities			2,597	192	(250)	2,539
Adjustment of cash and cash equivalents			(551)	-	-	(551)
Cash purchase amount			**3,529**	**(23)**	**-**	**3,506**

Total fair value adjustments of acquisitions in the year	Total fair value adjustments	Transferred to equity	Transferred to goodwill
Genencor International Inc.	192	(90)	102
Danisco Sweeteners (Anyang) Co. Ltd.	(4)	-	(4)
Rhodia Food Ingredients	30	-	30
Total	**218**	**(90)**	**128**

2005/06

The opening balance of acquisitions was recognised in the 2004/05 financial statements on a preliminary basis.

Genencor International Inc.

The measurement of the acquired assets and liabilities was concluded in 2005/06, and the basis for their recognition and the calculation of goodwill was established. The measurement of the intangible assets was based on identification of cash generating values. Where it has been possible to relate the values directly to the earnings of the business, this has been used as the basis of the measurement. For technologies and other values not directly related to the cash flows of earnings, the measurement has been determined on the basis of replacement cost. The calculations are based on a WACC of 9%.

The fair value measurements have resulted in identification of total intangible assets of DKK 514 million and a consequent fair value adjustment against the carrying amounts of DKK 264 million. The most important identified intangible assets are patents of DKK 178 million, technology related to enzyme production of DKK 103 million, and customer contracts, licenses and other intangible assets of DKK 225 million.

The measurement of property, plant and equipment has for all major buildings and plant been based on external valuations.

Production equipment and other non-current assets have primarily been measured by the company's own production engineers.

The fair value measurements have resulted in writedowns of DKK 366 million of property, plant and equipment, mainly buildings and production equipment in the USA, Belgium and Finland, which due to geographical location, wear and tear and reduced useful lives carry a lower fair value.

The fair value adjustment of deferred tax and tax payable is related to the above adjustments of intangible and tangible assets and to estimated tax liabilities associated with events before the date of acquisition.

Other fair value adjustments of acquisitions

Fair value adjustment of Danisco Sweeteners (Anyang) Co. Ltd. concerns adjustment of deferred tax liabilities.

Fair value adjustment of Rhodia concerns adjustment of shares in the associate Danisco Organo Food Tech Co. Ltd., Japan.

PARENT COMPANY

In the financial year no acquisitions or fair value adjustments have affected the Parent Company.

2004/05

Rhodia Food Ingredients

On 28 May 2004 Danisco acquired 100% of the shares and net assets of Rhodia Food Ingredients (RFI). RFI is included in Danisco's results from that date. The Rhodia acquisition was partly an acquisition of net assets and partly of shares. The effect on Danisco's revenue and EBIT is estimated to DKK 1,300 million and DKK 200 million respectively. Costs directly attributable to the acquisition include legal and audit fees, fees to investment bankers and other directly attributable external expenses.

Danisco Sweeteners (Anyang) Co. Ltd.

Danisco acquired 54% of the shares in Danisco Sweeteners (Anyang) Co. Ltd. on 15 March 2005. The company is in the process of starting up production and has had no revenue or results in the financial year. Costs directly attributable to the acquisition include legal and audit fees and other directly attributable expenses.

Genencor International Inc.

At the beginning of the financial year, Danisco owned approximately 42 % of the common stock and 50% of the preferred stock of Genencor International Inc. (Genencor). Genencor was included in Danisco's financial statements as an associate.

On 27 January 2005, Danisco published an offer to acquire all of the outstanding shares of Genencor, and on 20 April 2005 Danisco announced the successful conclusion of the tender offer. Along with the purchase of common stock Danisco acquired the remaining part of preferred stock.

For accounting purposes the transaction by which Genencor became a subsidiary is seen as completed at 30 April 2005. Income from Genencor for the year 1 May 2004 to 30 April 2005 is accounted for as income from associates and Genencor's opening balance sheet at 30 April 2005 has been consolidated line by line into Danisco's balance sheet. Fair value adjustments are made on a preliminary basis due to the timing of the acquisition and an accurate allocation of the purchase price will take place in the next financial year.

Costs directly attributable to the acquisition include payments related to termination of share option programmes in Genencor, realised and estimated fees to investment bankers, legal and audit fees and other directly attributable expenses. Genencor's total revenues in 2004 were DKK 2,356 million and EBITDA was DKK 402 million. Excluding the Health Care activities, EBITDA was DKK 534 million.

PARENT COMPANY

In 2004/05 acquisitions in the Parent Company included the activities of Rhodia.

GROUP

22 Purchase of enterprises and activities (continued)

2004/05

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired	Purchase of enterprises and activities
Rhodia Food Ingredients	Production, sale and R&D	28/05/04	100%	2,265
Danisco Sweeteners (Anyang) Co. Ltd.	Production and sale	15/03/05	54%	114
Genencor International Inc.	Production, sale and R&D	21/04/05	58%	3,529

	Rhodia Food Ingredients		Danisco Sweetener		Genencor		Total
DKK million	*Carrying value prior to acquisition*	*Opening balance at fair value*	*Carrying value prior to acquisition*	*Opening balance at fair value*	*Carrying value prior to acquisition*	*Opening balance at fair value*	*Opening balance at fair value*
Intangible assets	14	185	-	-	-	-	185
Property, plant and equipment	358	370	47	71	696	696	1,137
Investments	40	40	-	-	101	97	137
Inventories	236	274	8	7	242	300	581
Receivables and prepayments	98	94	1	1	277	277	372
Cash and cash equivalents	2	2	-	-	551	551	553
Minority interests	-	-	(26)	(33)	(1)	(1)	(34)
Other provisions	-	(21)	-	-	(56)	(56)	(77)
Provisions for deferred tax	(15)	(6)	-	(7)	(17)	(39)	(52)
Financial liabilities	(6)	(6)	-	-	(106)	(106)	(112)
Non-interest-bearing debt	(149)	(145)	-	(1)	(136)	(214)	(360)
Corporation tax	-	-	-	-	(22)	(22)	(22)
Net assets	**578**	**787**	**30**	**38**	**1,529**	**1,483**	**2,308**
Goodwill on purchase of enterprises and activities		1,523		76		2,597	4,196
Adjustment of cash and cash equivalents		(2)		-		(551)	(553)
Cash purchase amount		**2,308**		**114**		**3,529**	**5,951**
Exchange adjustment		(43)		-		-	(43)
Purchase of enterprises and activities		**2,265**		**114**		**3,529**	**5,908**
Financial liabilities		6		-		106	112
Total cost of acquisition		**2,271**		**114**		**3,635**	**6,020**
Components of the cash purchase amount:							
Cash		2,253		110		2,982	5,345
Directly attributable acquisition costs		55		4		547	606
Cash purchase amount		**2,308**		**114**		**3,529**	**5,951**

PARENT COMPANY			GROUP	
2004/05	2005/06	DKK million	2005/06	2004/05
23		**Adjustments to the cash flow statement**		
347	588	Depreciation, writedowns and amortisation for the year	1,879	964
-	-	Recognition of fair value adjustment of inventories in relation to aquisitions	96	-
(65)	-	Gain from sale of the oilseed rape business in Danisco Seed	-	(65)
6	(3)	Profit/loss on disposal of property, plant and equipment	11	(8)
(584)	(773)	Profit of investments in subsidiaries	-	-
(14)	-	Profit of investments in associates	(3)	(54)
(4)	(10)	Profit of investments and securities	(10)	(4)
(549)	(679)	Financial income	(473)	(343)
619	1,042	Financial expenses	980	656
(87)	54	Other provisions	155	(132)
27	(152)	Expensed tax for the year	261	443
(10)	(77)	Other non-cash adjustments in the profit and loss	(232)	(9)
(314)	**(10)**	**Total**	**2,664**	**1,448**
24		**Change in net interest-bearing debt**		
10,149	12,008	Interest-bearing debt at 1 May	13,847	8,293
-	-	Exchange adjustment of opening value etc.	135	(32)
-	1,815	Merger with A/S PSE 38 no. 2024	-	-
-	-	Financial liabilities assumed on purchase of enterprises	-	41
-	-	Fair value adjustments due to acquisitions	(25)	-
-	-	Transferred from associates	-	(361)
-	-	Currency hedging of net investments in associates	(99)	146
(3,673)	(1,571)	Change in net intercompany balances	-	-
5,529	(586)	Change in financial liabilities	(1,105)	5,751
(6)	1	Change in cash and cash equivalents	351	14
9	38	Other movements	120	(5)
12,008	**11,705**	**Total**	**13,224**	**13,847**

25 Share-based payments

Share-based payments

The purpose of Danisco's share-based payment programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders. The programmes, which are exercisable through cash settlement, entitle employees and management to buy or subscribe for a number of shares of DKK 20 at a fixed price. The number of shares to be acquired under the programmes total 1.4 million (2004/05 1.9 million) corresponding to 2.9% (2004/05 3.8%) of the share capital less own shares.

The table overleaf shows number of shares, strike prices and the theoretical market value estimated according to the Black-Scholes model. The model assigns the following assumptions: volatility 15.7% (2004/05 16.7%), dividend DKK 6.75 per share (2004/05 DKK 6.75), interest rate 4% (2004/05 3.5%), actual date of exercise is in the middle of the period during which exercise may take place and that close to 100% of the warrants and options granted are exercised. Volatility has been calculated on the basis of three years' price movements of the Danisco stock. The share price was DKK 502 (2004/05 DKK 374) at the financial year-end.

DKK 213 million was expensed in the financial year (2004/05 DKK 127 million) for share-based payments, and the accrued provision at financial year-end was DKK 208 million (2004/05 DKK 126 million). The unaccrued provision computed according to the Black-Scholes model is DKK 254 million (2004/05 DKK 172 million).

Warrant programme established in 2002/03

The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programme. More than 6,000 employees participate in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The warrants vested on 5 September 2005 for exercise in the period 5 September 2005 to 4 September 2007. DKK 78 million (2004/05 DKK 63 million) was expensed in the financial year for this programme.

Share option programme established in 2003/04

The exercise price of the programme is DKK 264, which has been fixed at the share price level at the time of announcement of the 2002/03 annual results with a premium of 5%. The options vested on 1 May 2006 for exercise in the period 1 May 2006 to 1 May 2009. DKK 81 million (2004/05 DKK 30 million) was expensed in the financial year for this programme.

Share option programme established in 2004/05

The exercise price of the programme is DKK 330, which has been fixed at the share price level at the time of announcement of the 2003/04 annual results with a premium of 10%. The options will vest on 1 May 2007 for exercise in the period 1 May 2007 to 1 May 2010. DKK 31 million (2004/05 DKK 7 million) was expensed in the financial year for this programme.

Share option programme established in 2005/06

The exercise price of the programme is DKK 457, which has been fixed at the share price level at the time of the announcement of annual results for 2004/05 with a premium of 10%. The options will vest on 1 May 2008 for exercise in the period 1 May 2008 to 1 May 2011. The fair value at the grant date is estimated to be DKK 22 million according to the Black-Scholes model. DKK 15 million was expensed in the financial year for this programme.

The new CEO was granted 76,500 options when he took up his position with an exercise price of DKK 440 corresponding to the share price level at the time of the contract in mid-August 2005 with a premium of 10%. The options can be exercised in three tranches of 25,500 each on 1 June 2006, 2007 and 2008 and three years ahead. The fair value at the grant date is estimated to DKK 5.8 million according to the Black-Scholes model. DKK 2.5 million was expensed in the financial year for this programme.

The former CEO was granted 50,000 options when he retired with the exercise price to be calculated based on the share price in 10 trading days in the period 15-28 June 2006 with a premium of 10%. The fair value at the grant date is estimated to be DKK 3.4 million according to the Black-Scholes models, which was expensed in 2005/06.

Social taxes

To cover social taxes, which are levied in some countries, a liability of DKK 2 million was recognised (2004/05 DKK 0 million).

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2002/03, strike price 299				
Outstanding 1 May 2005	-	-	1,091,937	1,091,937
Granted	-	-	-	-
Forfeited and transferred	-	-	(16,961)	(16,961)
Exercised at average price of 431	-	-	(928,308)	(928,308)
Outstanding 30 April 2006	**-**	**-**	**146,668**	**146,668**
Exercisable 30 April 2006	-	-	146,668	146,668
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	-	-	30	30
Total liability, DKK million	-	-	30	30
Remaining contractual life, years	-	-	1.3	1.3
Granted 2003/04, strike price 264				
Outstanding 1 May 2005	200,000	283,500	7,500	491,000
Granted	-	-	-	-
Forfeited and transferred	(45,977)	39,977	6,000	-
Exercised	-	-	-	-
Outstanding 30 April 2006	**154,023**	**323,477**	**13,500**	**491,000**
Exercisable 30 April 2006	-	-	-	-
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	37	79	3	119
Total liability, DKK million	37	79	3	119
Remaining contractual life, years	3.0	3.0	3.0	3.0
Granted 2004/05, strike price 330				
Outstanding 1 May 2005	104,000	187,000	-	291,000
Granted	-	-	-	-
Forfeited and transferred	(24,000)	22,000	1,000	(1,000)
Exercised	-	-	-	-
Outstanding 30 April 2006	**80,000**	**209,000**	**1,000**	**290,000**
Exercisable 30 April 2006	-	-	-	-
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	12	26	-	38
Total liability, DKK million	15	39	-	54
Remaining contractual life, years	4.0	4.0	4.0	4.0

25 Share-based payments (continued)

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2005/06, strike price 457				
Outstanding 1 May 2005	-	-	-	-
Granted	130,000	253,000	-	383,000
Forfeited and transferred	-	-	-	-
Exercised	-	-	-	-
Outstanding 30 April 2006	**130,000**	**253,000**	**-**	**383,000**
Exercisable 30 April 2006	-	-	-	-
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	7	8	-	15
Total liability, DKK million	13	26	-	39
Remaining contractual life, years	5.0	5.0	-	5.0
Granted 2005/06, strike price 440				
Outstanding 1 May 2005	-	-	-	-
Granted	76,500	-	-	76,500
Forfeited and transferred	-	-	-	-
Exercised	-	-	-	-
Outstanding 30 April 2006	**76,500**	**-**	**-**	**76,500**
Exercisable 30 April 2006	-	-	-	-
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	2	-	-	2
Total liability, DKK million	8	-	-	8
Remaining contractual life, years	4.1	-	-	4.1
Granted 2005/06, strike price 550 (estimated)				
Outstanding 1 May 2005	-	-	-	-
Granted	50,000	-	-	50,000
Forfeited and transferred	-	-	-	-
Exercised	-	-	-	-
Outstanding 30 April 2006	**50,000**	**-**	**-**	**50,000**
Exercisable 30 April 2006	-	-	-	-
Outstanding contracts 30 April 2006:				
Accrued liability, DKK million	3	-	-	3
Total liability, DKK million	3	-	-	3
Remaining contractual life, years	6.0	-	-	6.0

25 Share-based payments (continued)

Outstanding contracts at 30 April 2006	Executive Board		Managerial staff		Other employees*		Total	
Total	Number	Average share price	Number	Average share price	Number	Average share price	Number	Average share price
Outstanding 1 May 2005	304,000	287	470,500	290	1,099,437	299	1,873,937	295
Granted	256,500	470	253,000	457	-	-	509,500	464
Forfeited and transferred	(69,977)	-	61,977	-	(9,961)	-	(17,961)	-
Exercised	-	-	-	-	(928,308)	299	(928,308)	299
Outstanding 30 April 2006	**490,523**	**383**	**785,477**	**344**	**161,168**	**296**	**1,437,168**	**352**
Exercisable 30 April 2006	-	-	-	-	146,668	-	146,668	-
Accrued liability, DKK million	63	-	112	-	33	-	208	-
Total liability, DKK million	77	-	144	-	33	-	254	-
Average remaining contractual life, years	4.2	-	3.9	-	1.5	-	3.7	-
Expensed, DKK million	49	-	81	-	81	-	211	-

Outstanding contracts at 30 April 2005	Executive Board		Managerial staff		Other employees*		Total	
Total	Number	Average share price	Number	Average share price	Number	Average share price	Number	Average share price
Outstanding 1 May 2004	422,000	270	797,000	271	1,138,411	298	2,357,411	284
Granted	108,482	328	194,000	330	23,000	275	325,482	325
Forfeited and transferred	-	-	(23,500)	-	4,526	-	(18,974)	-
Exercised	(226,482)	275	(497,000)	275	(66,500)	275	(789,982)	275
Outstanding 30 April 2005	**304,000**	**287**	**470,500**	**290**	**1,099,437**	**299**	**1,873,937**	**295**
Exercisable 30 April 2005	-	-	-	-	-	-	-	-
Accrued liability, DKK million	18	-	27	-	81	-	126	-
Total liability, DKK million	32	-	48	-	92	-	172	-
Average remaining contractual life, years	4.3	-	4.4	-	2.4	-	3.2	-
Expensed, DKK million	19	-	108	-	-	-	127	-

*) Other employees cover non-managerial staff and retired employees.

Executive Board	Out-standing 1 May 2005	Granted	Forfeited and transferred	Exercised	Out-standing contracts at 30 April 2006	Average share price	Accrued liability, DKK million	Total liability, DKK million
Tom Knutzen	-	76,500	-	-	76,500	440	2	8
Alf Duch-Pedersen	94,069	100,000	-	-	194,069	398	30	30
Søren Bjerre-Nielsen	69,977	40,000	-	-	109,977	349	15	20
Mogens Granborg	69,977	40,000	-	-	109,977	349	15	20
Total	**234,023**	**256,500**	**-**	**-**	**490,523**	**383**	**62**	**78**

PARENT COMPANY			GROUP	
30 April 2005	30 April 2006	DKK million	30 April 2006	30 April 2005
26		**Discontinued operations**		
		In 2005/06 Danisco sold Genencor's Health Care activities to Cambridge Antibody Technology plc (CAT). Danisco received shares in CAT equivalent of USD 14 million at market price. At 30 April half of the shares had been sold at a profit of USD 0.2 million.		
		Key figures and financial ratios for discontinued operations:		
-	-	Special items	(18)	-
-	-	**Profit before tax**	**(18)**	-
-	-	Income tax expense	7	-
-	-	**Profit for the year from discontinued operations**	**(11)**	-
-	-	Cash flow from operating activities	(94)	-
-	-	Cash flow from investing activities	83	-
-	-	**Cash flow from discontinued operations**	**(11)**	-
27		**Contingent assets and contingent liabilities**		
		Guarantees and other financial commitments:		
268	279	Guarantees and other financial commitments at 30 April	492	490
268	**279**	**Total**	**492**	**490**
		Contractual lease and rental liabilities:		
4	4	Operating lease and rental payments due within 1 year	102	70
3	6	Operating lease and rental payments due within 2 to 5 years	220	153
-	-	Operating lease and rental payments due after 5 years	180	157
7	**10**	**Total**	**502**	**380**

Contractual lease and rental liabilities:

The Group solely has leases which by their nature and content do not deviate from ordinary leases. The leases cover buildings, production plant and other equipment, including water treatment plants.

Legal proceedings pending:

Certain claims have been raised against the Group. In the opinion of the Management, the outcome of these proceedings will not have any material effect on the financial position of the Group.

28 Government grants

During the financial year ended, the Group received government grants for research and development of DKK 12 million (2004/05 DKK 3 million) and DKK 18 million (2004/05 DKK 6 million) for other purposes.

Further the Group was granted quotas of 655,326 tonnes of CO_2 allowances. The value at grant date was DKK 69 million, and the quotas match the expected emission tax levied on the Group. For 2007 the Group will receive 655,326 tonnes.

In connection with the new EU sugar market regulation and Danisco's decision to close sugar factories and sell part of the sugar quotas in Sweden and Finland, DKK 506 million net was expensed in the financial year of which DKK 449 million is estimated income from the sale of sugar quotas.

PARENT COMPANY			GROUP	
30 April 2005	**30 April 2006**	DKK million	**30 April 2006**	30 April 2005
29		**Categories of financial assets and liabilities as defined in IAS 39**		
		Financial assets (IAS 39)		
		Non-current assets		
4,470	4,223	Receivables from subsidiaries	-	-
1	-	Other receivables	554	188
4,471	**4,223**	**Loans and receivables**	**554**	**188**
13	1	Other investments and securities (other share holdings)	91	44
13	**1**	**Available-for-sale financial assets**	**91**	**44**
69	71	Other investments and securities (venture investments)	71	69
69	**71**	**Fair value through income statement**	**71**	**69**
		Current assets		
681	621	Trade receivables	3,390	3,408
5,388	4,133	Receivables from subsidiaries	-	-
11	-	Receivables from associates	-	11
9	8	Cash and cash equivalents	411	729
6,089	**4,762**	**Loans and receivables**	**3,801**	**4,148**
7	379	Other receivables (derivative financial instruments)	373	4
7	**379**	**Held for trading**	**373**	**4**
		Financial liabilities (IAS 39)		
		Non-current liabilities		
205	190	Mortgage debt	190	205
5,853	5,225	Other credit institutions	5,279	5,912
6,058	**5,415**	**Financial liabilities measured at amortised cost**	**5,469**	**6,117**
		Current liabilities		
15	16	Mortgage debt	16	15
7,917	8,001	Other credit institutions	8,138	8,249
308	287	Trade payables	1,252	1,260
7,645	6,441	Amounts owed to subsidiaries	-	-
15,885	**14,745**	**Financial liabilities measured at amortised cost**	**9,406**	**9,524**
29	20	Other payables (derivative financial instruments)	25	28
29	**20**	**Held for trading**	**25**	**28**

GROUP

30 Net investments divided on currency

Net investments in foreign subsidiaries and associates divided on currency.

DKK million	30 April 2006 Net investments	Hedged	Not hedged	30 April 2005 Net investments	Hedged	Not hedged
EUR	8,746	-	8,746	11,393	-	11,393
USD	4,405	284	4,121	3,081	1,885	1,196
SEK	1,501	-	1,501	2,033	-	2,033
GBP	1,260	-	1,260	1,292	-	1,292
MXN	502	-	502	457	-	457
LTL	302	-	302	420	-	420
Other	2,218	-	2,218	1,838	-	1,838
Total	**18,934**	**284**	**18,650**	**20,514**	**1,885**	**18,629**

Net investments in foreign subsidiaries and associates are solely currency hedged on a selective basis.

Exchange rate adjustments of net investments in foreign subsidiaries and associates are recognised directly in equity.

At 30 April 2006 the biggest exposure was in EUR and USD. A change of the exchange rate of EUR and USD of 1% and 10% respectively will mean changes in equity of DKK 88 million (2004/05 DKK 114 million) and DKK 412 million (2004/05 DKK 120 million).

31 Loans and receivables measured at amortised cost

GROUP DKK million	30 April 2006 Carrying value	Fair value	30 April 2005 Carrying value	Fair value
Other receivables	554	554	188	188
Non-current receivables	**554**	**554**	**188**	**188**
Mortgage debt	190	225	205	246
Other credit institutions	5,279	5,282	5,912	5,917
Non-current financial liabilities	**5,469**	**5,507**	**6,117**	**6,163**

PARENT COMPANY DKK million	30 April 2006 Carrying value	Fair value	30 April 2005 Carrying value	Fair value
Non-current receivables from subsidiaries	4,223	4,207	4,470	4,607
Other receivables	-	-	1	1
Non-current receivables	**4,223**	**4,207**	**4,471**	**4,608**
Mortgage debt	190	225	205	246
Other credit institutions	5,225	5,228	5,853	5,858
Non-current financial liabilities	**5,415**	**5,453**	**6,058**	**6,104**

For non-current financial assets and liabilities carrying value equals fair value.

Fair value is calculated as net present value of expected future cash flows using the current market interest rates for the different currencies and terms.

GROUP

32 Derivative financial instruments and interest rate risks

DKK million	30 April 2006 Nominal value	30 April 2006 Term to maturity, months	30 April 2006 Fair value	30 April 2005 Nominal value	30 April 2005 Term to maturity, months	30 April 2005 Fair value
Cash flow hedges:						
Interest rate swaps						
DKK	3,500	119	80	-	-	-
USD	3,571	110	254	-	-	-
Total	**7,071**	**114**	**334**	-	-	-
Forward exchange contracts						
DKK	362	4	-	239	5	-
USD	(200)	5	-	(464)	4	-
EUR	(124)	5	-	168	5	-
JPY	(170)	6	-	(103)	7	-
SEK	308	5	-	361	6	-
GBP	(12)	6	-	(43)	6	-
Other	(158)	5	-	(163)	5	-
Total	**6**	**5**	**5**	**(5)**	**5**	**(2)**
Futures						
Sale of sugar	-	4	(4)	-	-	-
Purchase of oil	-	6	12	-	-	-
Total	-	**5**	**8**	-	-	-
Hedge of net investment in subsidiaries:						
Forward exchange contracts						
DKK	-	-	-	1,423	1	-
USD	-	-	-	(1,438)	1	-
Total	-	-	-	**(15)**	**1**	**(15)**
Other forward foreign exchange contracts:						
DKK	(3,068)	1	-	(5,336)	1	-
USD	(73)	-	-	(407)	1	-
EUR	3,306	1	-	5,971	1	-
JPY	(247)	1	-	(264)	1	-
SEK	95	-	-	149	1	-
GBP	99	1	-	131	-	-
Other	(114)	1	-	(251)	1	-
Total	**(2)**	**1**	**(2)**	**(7)**	**1**	**(7)**
Futures						
Export licences and sales contracts	-	8	3	-	-	-
Total	-	**8**	**3**	-	-	-
Total derivative financial instruments	-	-	**348**	-	-	**(24)**

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity.

Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.

The Group concludes forward exchange contracts within fixed limits to hedge the exchange risk of future sales or purchases in foreign currencies. Interest rate swaps are concluded to hedge the risk of future payments attributable to changes in variable interest rates.

All contracts have been entered in an active market.

PARENT COMPANY

32 Derivative financial instruments and interest rate risks (continued)

DKK million	30 April 2006 Nominal value	30 April 2006 Term to maturity, months	30 April 2006 Fair value	30 April 2005 Nominal value	30 April 2005 Term to maturity, months	30 April 2005 Fair value
Cash flow hedges:						
Interest rate swaps						
DKK	3,500	119	80	-	-	-
USD	3,571	110	254	-	-	-
Total	7,071	114	334	-	-	-
Forward exchange contracts						
DKK	370	4	-	242	4	-
USD	(382)	4	-	(225)	4	-
EUR	48	2	-	29	1	-
JPY	-	-	-	-	-	-
SEK	41	1	-	11	4	-
GBP	-	-	-	-	-	-
Other	(69)	3	-	(58)	5	-
Total	8	4	9	(1)	4	-
Futures						
Sale of sugar	-	4	3	-	-	-
Purchase of oil	-	6	12	-	-	-
Total	-	6	15	-	-	-
Other forward foreign exchange contracts:						
DKK	(3,068)	1	-	(3,913)	1	-
USD	(73)	-	-	(1,845)	1	-
EUR	3,306	1	-	5,971	1	-
JPY	(247)	1	-	(264)	1	-
SEK	95	-	-	149	1	-
GBP	99	1	-	131	-	-
Other	(114)	1	-	(251)	1	-
Total	(2)	1	(2)	(22)	1	(22)
Futures						
Export licences and sales contracts	-	8	3	-	-	-
Total	-	8	3	-	-	-
Total derivative financial instruments	-	-	359	-	-	(22)

PARENT COMPANY			GROUP	
30 April 2005	**30 April 2006**	DKK million	**30 April 2006**	30 April 2005
33		**Transactions with related parties**		
		Related parties include all sudsidiaries and associates. The members of the Board of Directors and the Executive Board of Danisco A/S and the close family members of these persons are also considered as related parties.		
		Transactions with subsidiaries:		
1,417	1,667	Sale of goods	-	-
(5)	4	Purchase of goods	-	-
(18)	(3)	Purchase of research and development services	-	-
(9)	(10)	Purchase of distribution and sales services	-	-
95	140	Sale of administrative services	-	-
23	6	Other operating income	-	-
178	392	Financial income	-	-
(101)	(183)	Financial expenses	-	-
(2)	(2)	Purchase of non-current assets	-	-
395	491	Trade receivables	-	-
9,463	7,865	Receivables from subsidiaries	-	-
220	308	Trade payables	-	-
7,425	6,133	Amounts owed to subsidiaries	-	-
		Transactions between the company and its subsidiaries are eliminated on consolidation.		
		Transactions with associates:		
1	-	Sale of goods	16	1
(13)	-	Purchase of goods	-	(114)
(2)	-	Purchase of research and development services	-	(2)
		Transactions with associates include transactions with Organo Danisco Food Tech Co. Ltd. (2004/05 transactions with Genencor International Inc.).		

33 Transactions with related parties (continuied)

Compensation of key management personnel:
Emoluments to the Board of Directors total DKK 4 million (2004/05 DKK 4 million). Emoluments for each member are DKK 300,000 (2004/05 DKK 300,000). An additional fee is paid to the Chairman and the Deputy Chairmen of 150% and 50% respectively.

No member of the Board of Directors has been employed by the Group during the 2005/06 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided the Group with any additional services.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40% of the director's emolument received at the time of retirement. In the financial year 2002/03, the Board of Directors decided to discontinue the arrangement over the next years. At present, 2 retired directors are available to the Board of Directors. Fees paid during the year ended totalled DKK 347,401 (2004/05 DKK 317,333).

Danisco A/S pays an annual (life-long) pension amount of DKK 60,000 to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The Executive Board receive a fixed salary and a variable bonus subject to certain targets being met. In 2005/06 the fixed salary totalled DKK 18 million including pension contributions and value of car at their disposal for private use (2004/05 DKK 18 million). For 2005/06 bonuses totalling DKK 3 million (2004/05 DKK 2 million) will be paid to the Executive Board in 2006/07.

	2005/06			2004/05		
DKK million	Fixed salary	Bonus	Total	Fixed salary	Bonus	Total
Alf Duch-Pedersen	6.3	1.0	7.3	5.9	1.0	6.9
Søren Bjerre-Nielsen	4.6	0.8	5.4	4.4	0.7	5.1
Mogens Granborg	4.6	1.5	6.1	4.4	0.3	4.7
Tom Knutzen (1/2 -30/4 2006) *	1.3	-	1.3	-	-	-
Robert H. Mayer (1/5 - 31/8 2005) **	1.3	-	1.3	3.5	0.3	3.8
Total	**18.1**	**3.3**	**21.4**	**18.2**	**2.3**	**20.5**

*) DKK 5.2 million annualised

**) At average USD rate

The general pension retirement age for members of Danisco A/S' Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pensions. Upon retirement, each member is entitled to an early-retirement pension until the age of 65. This early retirement pension is calculated on the basis of the remuneration paid during the last year before retirement and decreases during the period from 72% of the remuneration in the first year to 58%. Provision for this obligation is adjusted yearly and is recognised under other provisions. Søren Bjerre-Nielsen and Mogens Granborg will in specific cases receive full or part payment of the early-retirement pension in the case of resignation for other reasons than pension retirement.

In connection with Alf Duch-Pedersen's retirement from the Company on 31 August 2006, the early-retirement obligation is converted into a lump sum through the payment of DKK 18.6 million. Robert H. Mayer received early-retirement payment of DKK 1.6 million in the financial year.

In the event that Danisco merges or is delisted subsequent to a takeover, Tom Knutzen may within six months from the takeover date choose to terminate his employment at six months' notice and receive severance payment of two years' salary. If Tom Knutzen is discharged in connection with a takeover of Danisco, he obtains the same right.

In the event that Søren Bjerre-Nielsen and Mogens Granborg are discharged in conjunction with a takeover of the Company or a merger in which Danisco A/S is involved, a special severance payment corresponding to one year's salary is paid in addition to ordinary remuneration for a two-year notice period.

None of the members of the Executive Board or the Board of Directors receive a special fee as board members in subsidiaries or associates.

See note 25 for information on share options.

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Ingredients				
A/S Syntetic	Denmark	DKK	1,000	100
Danisco Argentina S.A.	Argentina	ARS	34	100
Genencor Int. Argentina S.R.L.	Argentina	ARL	6,380	100
Danisco Australia Pty. Ltd.	Australia	AUD	56,000	100
Danisco Cultor Austria GmbH	Austria	EUR	36	100
Danisco Sweeteners GmbH	Austria	EUR	12,058	100
Danisco Belgium S.A.	Belgium	EUR	1,240	100
Genencor International BVBA	Belgium	EUR	9,520	100
Danisco Brasil Ltda.	Brazil	BRL	15,823	100
Danisco Canada Inc.	Canada	CAD	100	100
Danisco Chile S.A.	Chile	CLP	6,973,969	100
Danisco (China) Co. Ltd.	China	CNY	203,790	100
Danisco Ingredients (Shanghai)Co. Ltd.	China	CNY	1,655	100
Danisco Sweeteners (Anyang) Co. Ltd.	China	CNY	81,111	54
Danisco TianGuan (Nanyang) Co., Ltd.	China	CNY	45,080	80
Genencor (WUXI) Bio-Products, Ltd.	China	CNY	146,631	100
Danisco Colombia Ltda.	Colombia	COP	4,565,769	100
Danisco Czech Republic, a.s.	Czech Republic	CZK	175,000	100
Danisco Egypt Trading LLC	Egypt	EGP	50	100
Danisco Sweeteners Oy	Finland	EUR	10,000	100
Finnfeeds Finland Oy	Finland	EUR	1,346	100
Finnfeeds Oy	Finland	EUR	9	100
Genencor International, Oy	Finland	EUR	12,000	100
Danisco France S.A.S.	France	EUR	117,449	100
Danisco Grasse S.A.S.	France	EUR	6,100	100
Danisco Ingredients France S.A.R.L.	France	EUR	3,700	100
Danisco Landerneau S.A.S.	France	EUR	808	100
Danisco Seillans S.A.S.	France	EUR	3,160	100
Danisco Sweeteners (France) S.A.	France	EUR	10,766	100
Danisco Deutschland GmbH	Germany	EUR	5,000	100
Danisco Guatemala, S.A.	Guatemala	GTQ	55	100
Danisco (India) Pvt. Ltd.	India	INR	315,579	100
Danisco Italia S.p.A.	Italy	EUR	120	100
Danisco Japan Ltd.	Japan	JPY	498,000	100
Genencor Kyowa Co., Ltd.	Japan	JPY	50,000	70
Danisco Malaysia Sdn. Bhd.	Malaysia	MYR	67,000	100
Danisco Mexicana S.A. de C.V.	Mexico	MXN	71,637	100
Cultor Holland B.V.	Netherlands	EUR	20	100
Danisco B.V.	Netherlands	EUR	20	100
Danisco Flavour Creation Centr B.V.	Netherlands	EUR	136	100
Danisco Holland B.V.	Netherlands	EUR	20	100
Danisco Zaandam B.V.	Netherlands	EUR	125	100
Genencor International, B.V.	Netherlands	EUR	18	100
Danisco New Zealand Ltd.	New Zealand	NZD	43,969	100
Danisco Norway AS	Norway	NOK	100	100
Danisco Peru S.A.C.	Peru	PEN	1,795	100
Danisco Biolacta Sp. z o.o.	Poland	PLN	3,851	100
Danisco Poland Sp. z o.o.	Poland	PLN	200	100
Danisco Portugal Ind. de Alfarroba, Lda	Portugal	EUR	500	100
Danisco Romania S.R.L.	Romania	RON	9	100
ZAO Danisco	Russia	RUR	264	100
Danisco Singapore Pte. Ltd.	Singapore	SGD	1,000	100
Finnfeeds International Pte. Ltd.	Singapore	SGD	100	100
Genencor Int. Asia Pacific PTE.Ltd.	Singapore	USD	100	100
Danisco Cultor España, S.A.	Spain	EUR	357	100
Danisco Cultor Sweden AB	Sweden	SEK	4,000	100
Danisco Sweden AB	Sweden	SEK	15,000	100
Danisco Cultor (Switzerland) AG	Switzerland	CHF	600	100
Danisco Switzerland AG*	Switzerland	CHF	100	100
Broadland Foods Ltd.	UK	GBP	417	100
Danisco (UK) Ltd.	UK	GBP	151	100
Danisco Beaminster Ltd.	UK	GBP	2,129	100
Danisco Sweeteners (UK) Ltd.	UK	GBP	1	100
Finnfeeds International Ltd.	UK	GBP	11	100
Genencor International Ltd.	UK	EUR	1	100
Major International Ltd.	UK	GBP	25	50
Danisco USA, Inc.	USA	USD	55,843	100
Genencor International, Inc.*	USA	USD	620	100

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Sugar				
Danisco Sugar Oy	Finland	EUR	15,000	100
Sucros Oy	Finland	EUR	58,866	80
Suomen Sokeri Oy	Finland	EUR	38,683	80
Danisco Sugar GmbH	Germany	EUR	7,670	100
Danisco Sugar hf	Iceland	ISK	400	100
AB Kedainiai Cukrus	Lithuania	LTL	40,241	74
AB Paneveys	Lithuania	LTL	24,772	68
Danisco Sugar UAB	Lithuania	LTL	10	100
Danisco Sugar Ingolf Wessenberg & Co. AS	Norway	NOK	100	50
Danisco Holding Sverige AB	Sweden	SEK	100,000	100
Danisco Sugar AB	Sweden	SEK	400,000	100
SSA Tryck AB	Sweden	SEK	1,000	100
Seed				
Maribo Seed International ApS.	Denmark	DKK	125	100
Danisco Seed Austria GmbH.	Austria	EUR	774	100
Danisco Semences S.A.R.L.	France	EUR	448	100
Danisco Seed GmbH	Germany	EUR	520	100
Danisco Seed Italia S.p.A.	Italy	EUR	103	100
Danisco Seed Poland Sp. z o.o	Poland	PLN	50	100
Danisco Semillas S.A.	Spain	EUR	120	100

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Holding companies etc.				
Cometra A/S	Denmark	DKK	15,000	100
Taffel Foods Ejendomsselskab A/S	Denmark	DKK	14,000	100
Ydernæs 1 A/S	Denmark	DKK	700	100
Danisco Finland Oy*	Finland	EUR	39,500	100
Cultor Oy	Finland	EUR	12,750	100
Danisco Holding France S.A.S.*	France	EUR	36,566	100
Danisco Beteiligungsgesellschaft mbH	Germany	EUR	7,670	100
Danisco Ingredients Beteiligungsgesellschaft mbH*	Germany	EUR	1,000	100
Perlarom Investissements SA*	Luxembourg	EUR	6,200	100
Genencor Mauritius, Ltd.*	Mauritius	USD	1	100
Danisco Holding Holland B.V.*	Netherlands	EUR	22	100
Danisco Holdings (UK) Ltd.*	UK	GBP	5,897	100
Genencor Int. Cayman Ltd.*	UK	USD	1	100
Danisco Holding USA Inc.*	USA	USD	1	100

The Group's subsidiaries are basically the same as at the end of the last financial year.

The Group's subsidiaries all prepare internal financial statements in accordance with the Group's financial year, even though some subsidiaries follow the calendar year in their local reporting. Restated accounting material has not been applied in the preparation of financial statements for subsidiaries which locally use the calendar year as their reporting period.

1) Enterprises with activities during the financial year – list of associates, see note 11.

2) Nominal share capital in 1,000 units.

*) Holding company of a number of subsidiaries.

Anders Knutsen

Born 1947
MSc Economics and Business Administration
Chairman of the Board of Directors, 2002
Deputy Chairman 1999-2002
Joined the Board of Directors in 1997
Re-elected 2005, term expires 2007

- Chairman of the Board of Copenhagen Business School
- Deputy Chairman of the Boards of Topdanmark A/S and Fritz Hansen A/S
- Director of Danish Investment Fund, Augustinus Fabrikker A/S, Hersild & Heggov A/S and Katholm Invest A/S
- Member of the Danish Government's Globalisation Council

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

Competencies

- Board experience from other listed companies, e.g. Topdanmark A/S
- International experience, including international economy
- Business political competencies as Chairman of the Danish Council for Trade and Industry and as Director of Danish Investment Fund
- Experience from business-to-consumer, branding and service as former CEO of Bang & Olufsen and now as Deputy Chairman of Fritz Hansen A/S

Shareholding

Holding of Danisco shares at 30 April 2006: 1,601
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 1,601

Jørgen Tandrup

Born 1947
MSc Economics and Business Administration
Deputy Chairman of the Board of Directors, 2005
Joined the Board of Directors in 2002
Re-elected 2004, term expires 2006

- Managing Director of Skandinavisk Tobakskompagni A/S
- Chairman of the Boards of Dagrofa a/s, House of Prince A/S, Orlik Tobacco Company A/S, ST Cigar Group Holding B.V., The Netherlands and J.L.Tiedemanns Tobaksfabrik AS, Norway
- Deputy Chairman of the Board of Directors of Tivoli
- Director of Axcel II

Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark

Competencies

- International experience
- Experience of business-to-consumer with production, sale and branding as CEO of Skandinavisk Tobakskompagni A/S
- Business political experience as member of the Executive Committee of the Confederation of Danish Industries

Shareholding

Holding of Danisco shares at 30 April 2006: 2,405
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Håkan Björklund

Born 1956
Ph.D. Neuroscience research
Board member
Joined the Board of Directors in 2004
Term expires 2006

- CEO of Nycomed Holding A/S
- Director of Biovitrum AB and Atos AB

Contact details: Nycomed Group, Langebjergvej 1, DK-4000 Roskilde, Denmark

Competencies

- International experience from the pharmaceutical industry, e.g. as CEO of Nycomed Holding A/S
- Considerable experience of research and development, including biotechnology, in a global corporation

Shareholding

Holding of Danisco shares at 30 April 2006: 0
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Per Gertsen

Born 1950
Board member elected by the employees
Joined the Board of Directors in 1997

- Engineering worker

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

Shareholding

Holding of Danisco shares at 30 April 2006: 0
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Lis Glibstrup

Born 1948
MSc Chemical Engineering
Board member elected by the employees
Joined the Board of Directors in 2002

- Product Service Manager

Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK-8220 Brabrand, Denmark

Shareholding

Holding of Danisco shares at 30 April 2006: 615
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Peter Højland

Born 1950
BSc in Economics and Business Administration
Board member
Joined the Board of Directors in 1998
Re-elected 2005, term expires 2007

- Managing Director of Transmedica Holding A/S
- Chairman of the Boards of Transmedica A/S, Amrop-Hever A/S, Siemens A/S, Bikuben Fondene and the Danish Centre for Management
- Deputy Chairman of the Board of Directors of Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

Contact details: Transmedica A/S, P.O. Box 9059, Store Kongensgade 62, DK-1022 København K

Competencies

- International experience
- Board experience from listed companies, e.g. Danske Bank A/S and Nordicom A/S
- Experience of business-to-business and heavy industry as former CEO of Superfos A/S

Shareholding

Holding of Danisco shares at 30 April 2006: 1,000
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Jon Krabbe

Born 1936
Agricultural education
Board member
Joined the Board of Directors in 1979
Re-elected 2005, retires from the Board in 2006 due to age

- Landowner, Chamberlain.
- Managing Director of Det Classenske Fideicommis
- Chairman of the Board of Grønt Center

Contact details: Frederiksdal, DK-4912 Harpelunde, Denmark.

Competencies

- Board experience and organisational experience
- Specialised in agriculture, ecology and biology

Shareholding

Holding of Danisco shares at 30 April 2006: 4,035
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Flemming Kristensen

Born 1960
Board member elected by the employees
Joined the Board of Directors in 2005

- Senior Shop Steward

Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark.

Shareholding

Holding of Danisco shares at 30 April 2006: 2
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Bent Willy Larsen

Born 1944
Board member elected by the employees
Joined the Board of Directors in 2002

• Engineer

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark.

Shareholding

Holding of Danisco shares at 30 April 2006: 115
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Matti Vuoria

Born 1951
Master of Law
Board member
Deputy Chairman 2002-2005
Joined the Board of Directors in 1999
Re-elected 2005, term expires 2007

- CEO of Varma Mutual Pension Insurance Company
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Wärtsilä Corporation og Stora Enso Oyj

Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland.

Competencies

- Board experience, including from listed companies.
- International experience, including international economy, and organisational and public authority experience as a former government official dealing with the EU, Russia and Eastern Europe
- Experience of business-to-business in heavy industry

Shareholding

Holding of Danisco shares at 30 April 2006: 200
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Tom Knutzen

Born 1962
MSc Economics and Business Administration
CEO and Chairman of the Executive Board
Employed in Danisco since 1 February 2006

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Shareholding (1 February - 30 April 2006)
Holding of Danisco shares at 30 April 2006: 2,500
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Søren Bjerre-Nielsen

Born 1952
MSc Economics and Business Administration, state authorised public accountant
Executive Vice President responsible for Finance and IT
Employed in Danisco in current position since 1995

- Deputy Chairman of the Board of Directors of VKR Holding A/S
- Director of Carlsberg A/S and Danmarks Nationalbank

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Shareholding
Holding of Danisco shares at 30 April 2006: 4,500
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Mogens Granborg

Born 1947
MSc Chemical Engineering, PhD, B.Com.
Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar
Employed in Danisco since 1988, in current position since 1989

- Chairman of the Boards of Monberg & Thorsen A/S, Dyrup A/S and DSB

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Shareholding
Holding of Danisco shares at 30 April 2006: 1,498
Sale of Danisco shares in 2005/06: 0
Purchase of Danisco shares in 2005/06: 0

Executive Committee

Tom Knutzen, chairman

Søren Bjerre-Nielsen

Mogens Granborg

Ole Søgaard Andersen

Born 1952
Master of Economics
Senior Vice President Global Sales and Marketing

Employed in Danisco since 2002, in current position since 2005

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Leif Kjærgaard

Born 1946
MSc Chemical Engineering, PhD
Senior Vice President Innovation and Technology

Employed in Danisco since 1979, in current position since 2002

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Robert H. Mayer

Born 1943
MSc Chemical Engineering, PhD
Executive Vice President and CEO of Danisco Genencor

Employed in Danisco since 1981, in current position since 2005

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Tjerk de Ruiter

Born 1959
Master of International Management
Chief Operating Officer, Danisco Cultures, Danisco Flavours and Danisco Specialities

Employed in Danisco since 1999, in current position since 2005

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Torben Svejgård

Born 1955
Master of Economics
Chief Operating Officer, Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients

Employed in Danisco since 1991, in current position since 2004

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

EBITDA margin %	=	Operating profit before special items, depreciation and amortisation x 100 / Revenue
EBIT margin %	=	Operating profit before special items x 100 / Revenue
Return on invested capital excluding goodwill %	=	Operating profit before special items x 100 / Average invested capital excluding goodwill %
Return on invested capital including goodwill %	=	Operating profit before special items x 100 / Average invested capital including goodwill, accumulated amortised goodwill added
Return on equity %	=	Profit for the year attributable to equity holders of the parent x 100 / Average equity excluding minority interests
Financial gearing	=	Interest-bearing debt, net / Equity including minority interests
Basic earnings per share (EPS)	=	Profit for the year attributable to equity holders of the parent / Average number of shares **
Diluted earnings per share (DEPS) *	=	Profit for the year attributable to equity holders of the parent / Diluted average number of shares **
Diluted earnings per share, amortisation of goodwill added *	=	Profit for the year attributable to equity holders of the parent, amortisation of goodwill added / Diluted average number of shares **
Diluted earnings per share, amortisation of goodwill, special items and discontinued operations	=	Profit for the year attributable to equity holders of the parent, amortisation of goodwill and special items added after tax / Diluted average number of shares **
Diluted cash flow per share *	=	Cash flow from operating activities / Diluted average number of shares **
Diluted net asset value per share *	=	Equity excluding minority interests / Diluted number of shares at year-end **
Diluted market price/net asset value *	=	Diluted market value / Equity excluding minority interests
Price/earnings (P/E Basic)	=	Market price per share / Basic earnings per share (EPS)
Price/earnings, diluted (P/E diluted)	=	Market price per share / Diluted earnings per share (DEPS)
Pay-out ratio %	=	Dividend x 100 / Profit for the year attributable to equity holders of the parent
Invested capital	=	Working capital, intangible assets, property, plant and equipment, other provisions and investments in associates whose results are included in operating profit.

EPS = Basic earnings per share
DEPS = Diluted earnings per share

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.
**) Excluding own shares.

DANISCO EMULSIFIERS
Danisco is the leading global supplier of emulsifiers to the food industry. Emulsifiers facilitate the mixture of oil and water and are used in both traditional and low-calorie food production. The division also makes industrial products such as GRINDSTED®SOFT-N-SAFE for the plastics industry. The most important raw materials are vegetable oils and organic acids.

DANISCO TEXTURAL INGREDIENTS
Danisco is the second largest producer of textural ingredients, and the division has production facilities globally. Stabilisers are widely used in food production with fruit and dairy industries being the biggest customer segments. The most important raw materials are citrus fruits, legumes and seaweed.

DANISCO FUNCTIONAL SYSTEMS
As the leading supplier Danisco has specialised in functional systems based mainly on emulsifiers and stabilisers. Food producers increasingly buy blends rather than single ingredients to optimise quality and production processes.

DANISCO FLAVOURS
Through organic growth and acquisitions Danisco has established a position in the global flavour industry. Western Europe is the largest market. The major customer segments are beverages and dairy with fruit and vanilla being the biggest flavour categories.

DANISCO SPECIALITIES
Danisco is a leading global supplier of enzymes, antioxidants and antimicrobials to the global food industry. Bakery and beverages are the biggest customer segments for enzymes. The product area is mainly based on fermentation technology.

DANISCO ANIMAL NUTRITION
Danisco is the third largest supplier of enzymes to the global feed industry with focus on chicken and pig feed. Besides enzymes the division also markets betaine as a feed supplement extracted primarily from sugar beets. The products are sold globally.

DANISCO CULTURES
Danisco is the second largest global producer of cultures and media. The division also sells enzymes for cheese production. Major customer segments include cheese, dairy, meat and health markets. As with enzyme activities, this business area is based on fermentation technology.

DANISCO GENENCOR
Genencor is the world's second largest enzyme producer and manages the Group's entire enzyme production as well as a major part of our R&D activities. The division is responsible for sale of enzymes for use mainly in detergents, textiles, bioethanol and chemical processes. These enzyme applications are characterised by low costs and reduced environmental impact compared with chemical-based alternatives.

DANISCO SWEETENERS
Danisco is the world's leading producer of xylitol with production in Europe, North America and China. The division also makes other sweeteners such as fructose. The product range is based on natural sweeteners.

DANISCO SUGAR
Danisco produces sugar in Denmark, Finland, Lithuania, Sweden and Germany, sold chiefly in Northern Europe. The division is among the most efficient sugar producers in Europe – a goal which will be maintained after the announced restructuring following the EU sugar reform. The sale mainly targets industrial customers.

WWW.DANISCO.COM
Danisco's website provides the full product range in one place, giving an overview of our products and applications, innovation, health & nutrition and food protection. The website also includes information on Danisco's financial performance, news and human resources.

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
CVR no. 11350356

Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/press
info@danisco.com

Human Resources
www.danisco.com/people
corporatehr@danisco.com

Sustainable Development
www.danisco.com/sustainability
sustainability@danisco.com


Production and print: Datagraf

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com